English Translation of Excerpts from the Annual Securities Report Filed in Japan
Approach to Sustainability and Related Initiatives

This document is an English translation of excerpts from sustainability information included in the Securities Report for the fiscal year ended March 31, 2026 filed by Mitsubishi UFJ Financial Group, Inc. ("MUFG" or "we") with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 24, 2026 (hereinafter, the Securities Report). In the event of any discrepancy, the Japanese original shall prevail.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements, and with reference to the sustainability reporting standards developed by the Sustainability Standards Board of Japan.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements pertain to matters such as our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations, financial condition, and capital and liquidity position, and contain words such as "anticipate," "aim," "believe," "estimate," "expect," "intend," "plan," "probability," "risk," "will," "may" and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, developments in the economic, market, competitive, regulatory and other business environment, events adversely affecting the systems and services, including those of third parties, on which our operations are dependent, and our inability to implement business strategies, which may adversely affect our results of operations, financial condition, and capital and liquidity position, including, among other things, increases in our credit and other costs and declines in the value of our investment portfolio.

For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or submitted to the U.S. Securities and Exchange Commission. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this document. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

[Approach to Sustainability and Related Initiatives]

The forward-looking statements contained herein are based on judgments made by MUFG as of the end of the current consolidated fiscal year.

(1) Basis for preparation of sustainability-related financial disclosures

1. General information

MUFG's sustainability-related financial disclosures have been prepared for the reporting period of the current consolidated fiscal year (April 1, 2025 to March 31, 2026). While not fully compliant with all provisions of the Sustainability Disclosure Standards (meaning the standards developed by the Sustainability Standards Board of Japan (SSBJ); the same applies hereinafter), we are preparing for the application of the SSBJ Standards from the fiscal year ending March 2027, and, in the current consolidated fiscal year, have prepared these disclosures after internal consideration of all provisions of the said Standards. Accordingly, in the disclosures below, we refer to sources of guidance that are required or recommended to be referenced under the SSBJ Standards. Please note that these sustainability-related financial disclosures do not present comparative information. These sustainability-related financial disclosures were authorized by MUFG's Executive Committee on June 24, 2026 (date of authorization for issue).

2. Information on sources of guidance

(Industries identified based on sources of guidance)

In light of the fact that our operations and business models cover a wide range of financial services activities, and that banking, trust banking, and securities businesses are the MUFG Group's principal businesses, we have identified the following industry categories used in the SASB Standards (last amended in December 2025; the same applies hereinafter) as those which apply to MUFG.

- Commercial Banks
- Asset Management & Custody Activities
- Investment Banking & Brokerage

(Identification of sustainability-related risks and opportunities)

We used the Sustainability Disclosure Standards as a reference when identifying sustainability-related risks and opportunities. In addition, based on the aforementioned identification of applicable industry categories, we referred to the SASB Standards for Commercial Banks, Asset Management & Custody Activities, and Investment Banking & Brokerage, identified risks and opportunities in these industries for the entire MUFG Group, and evaluated them based on the nature, likelihood, and magnitude of their effects over the "short term", "medium term" and "long term". As a result, we have identified the following risks and opportunities as sustainability-related risks and opportunities that could reasonably be expected to affect our prospects.

The time frames over which the effects of these risks and opportunities could reasonably be expected to occur have been defined as "short term", "medium term", and "long term", as follows.

Short term: within one year; medium term: more than one year and within five years; long term: more than five years.

Although our current Medium-term Business Plan has been formulated for a three-year period, we set the upper limit of the "medium-term" time frame at five years because sustainability-related risks and opportunities are considered to arise from longer-term factors.

Topic	Risk/Opportunity	
(3) Climate	Transition risk	Credit risk
		Operational (legal and regulatory, etc.) risk
		Franchise risk
	Physical risk	Credit risk
	Opportunity	
(4) Human capital	Opportunity	
(5) Cybersecurity	Risk	

(6) Business ethics (compliance)	Risk

(Identification of material information about the identified risks and opportunities)

We disclose climate-related risks and opportunities based on the requirements of Theme-based Standard No. 2, "Climate-related Disclosure Standard" of the Sustainability Disclosure Standards.

For material information about climate-related risks and opportunities, see "(3) Climate."

Because the Sustainability Disclosure Standards do not contain requirements that specifically apply to those opportunities, we referred to the SASB Standards for the Asset Management & Custody Activities and Investment Banking & Brokerage industries, and to information disclosed by peer companies. To identify material information about human capital-related opportunities, in addition to these sources of information, we considered alignment with our approach to human capital management.

For material information about human capital-related opportunities, see "(4) Human capital."

Because the Sustainability Disclosure Standards do not contain requirements that specifically apply to those risks, we referred to the SASB Standards for the Commercial Banks industry, and to information disclosed by peer companies. To identify material information about cybersecurity-related risks, in addition to these sources of information, we considered alignment with our cybersecurity strategy.

For material information about cybersecurity-related risks, see "(5) Cybersecurity."

Because the Sustainability Disclosure Standards do not contain requirements that specifically apply to those risks, we referred to the SASB Standards for the Commercial Banks, Asset Management & Custody Activities, and Investment Banking & Brokerage industries, and to information disclosed by peer companies. To identify material information about business ethics (compliance)-related risks, in addition to these sources of information, we considered alignment with our compliance initiatives.

For material information about business ethics (compliance)-related risks, see "(6) Business ethics (compliance)."

Among the judgments made in the process of preparing these sustainability-related disclosures, the judgment that has the most significant effect on the information included in the sustainability-related disclosures is as follows.

- Identification of sustainability-related risks and opportunities

(2) Sustainability in general

1. Governance

i. Governance bodies

The Board of Directors is the body responsible for oversight of sustainability-related risks and opportunities for the entire MUFG Group.

For details on the governance framework, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report

The Board of Directors determines the basic corporate management policy for the entire MUFG Group and fulfills a management oversight function. We have also established the Audit Committee and other committees that assist in the oversight by the Board of Directors. In addition, discussions on sustainability are conducted at the Sustainability Committee and other sub-committees under the Executive Committee, subject to the oversight of the Board of Directors.

[Oversight bodies]

Body	Composition
Board of Directors	Chair: MUFG Chairman 9 outside directors, 2 internal non-executive directors, and 5 executive directors
Nominating and Governance Committee	Chair: Outside director 4 outside directors and 1 executive director (5 members in total)
Compensation Committee	Chair: Outside director 4 outside directors and 1 executive director (5 members in total)
Audit Committee	Chair: Outside director 3 outside directors and 2 internal non-executive directors (5 members in total)
Risk Committee	Chair: Outside director 3 outside directors, 3 external experts, and the Group CSO

[Description of roles, authority and responsibilities of oversight bodies and other related policies]

The roles, authority, responsibilities and other matters of the Board of Directors and its committees are specified as shown in the table below. These include responsibilities relating to sustainability-related risks and opportunities.

Body	Roles, authority, responsibilities, etc.
Board of Directors	Determines the basic corporate management policy and fulfills a management oversight function. Decisions on the execution and management of business operations, other than matters stipulated by laws and regulations for exclusive decision, are delegated to corporate executives as a general rule. However, the Board of Directors makes decisions on the execution of particularly important business. This refers to matters that fall under particularly important and fundamental events for MUFG, such as the following. - Events that have a particularly significant impact on our basic management policy - Events that have a particularly significant impact on the development of our internal control system - Events that have a particularly significant impact on the credibility and reputation of the Group - Events that have a particularly significant impact on our business performance
Nominating and Governance Committee	Determines the contents of proposals regarding the election of director candidates and dismissal of directors to be submitted to the General Meeting of Shareholders, deliberates on important personnel matters of MUFG and our major subsidiaries and on matters pertaining to our corporate governance, and reports the results and makes recommendations to the Board of Directors.

Compensation Committee	Determines and deliberates on our policy for determining the details of compensation, etc. for directors and corporate executives, the establishment, revision, and abolition of systems for compensation of officers, etc. of MUFG and our major subsidiaries, and the details of individual compensation, etc., and reports the results and makes recommendations to the Board of Directors.
Audit Committee	Audits the execution of duties by directors and corporate executives and prepares audit reports; determines the contents of proposals to be submitted to the General Meeting of Shareholders pertaining to the election, termination, and non-reappointment of our independent external auditor; and investigates the status of the business operations and assets of MUFG and our subsidiaries, including via on-site inspections.
Risk Committee	Deliberates on important matters related to group-wide risk management, top risk matters, and other important matters that require deliberation by the Risk Committee, and makes recommendations to the Board of Directors.

[Skills and competencies]

To appropriately fulfill its role, the Board of Directors is composed, as a whole, with an appropriate balance of directors who possess deep knowledge of the MUFG Group's businesses and diverse knowledge and expertise in areas such as finance, financial accounting, risk management, and compliance with laws and regulations (the following describes our approach to election of directors). Independent outside directors, who constitute a majority of the Board of Directors, are selected with an emphasis on inclusion in terms of nationality, gender, and other attributes.

- Independent outside directors must have broad insight and extensive experience in fields such as corporate management, finance, financial accounting, and law, and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint.
- Directors who concurrently serve in executive positions must be well versed in the MUFG Group's business and have the ability to appropriately carry out corporate management.
- In addition, the Board of Directors as a whole must include personnel with experience in global issues in view of MUFG's business development, as well as in IT/digitalization and sustainability in order to take the lead in the resolution of social issues such as the shift to digital technologies and climate change.

The contents of proposals regarding the election and dismissal of directors to be submitted to the General Meeting of Shareholders are deliberated by the Nominating and Governance Committee, who report the results and make recommendations to the Board of Directors. Based on the decisions of the Nominating and Governance Committee, the Board of Directors submits director candidates to the General Meeting of Shareholders. Through these reports and recommendations, the Board of Directors determines whether the appropriate skills and competencies are available, or are planned to be developed, for oversight of the strategies established to address sustainability-related risks and opportunities.

We provide the requisite information to outside directors before meetings of the Board of Directors by distributing Board materials in advance and providing preliminary briefings. We also regularly hold educational sessions for outside directors and provide business execution reports from the heads of each business group and timely information (such as individual initiatives presented in MUFG reports on our resolutions for social issues and progress reports on our priority issues). In addition, we seek to improve the quality of Board discussions by holding executive sessions attended only by the Chair, the Group CEO, and outside directors on an ongoing basis. We also support directors' understanding of MUFG's businesses and other matters by holding study sessions for directors with external experts on climate change and AI and by conducting site visits.

[How and how often information is obtained] [How such information is considered]

Sustainability issues are discussed by the Executive Committee and various sub-committees, subject to the oversight of the Board of Directors. The Sustainability Committee, which is a sub-committee established under the Executive Committee, is chaired by the Group Chief Sustainability Officer (CSuO). At the Sustainability Committee, we regularly deliberate on policies for addressing sustainability-related risks, opportunities and issues, and monitor the progress of the MUFG Group's initiatives. The Sustainability Committee reports to the Executive Committee and, as necessary, to the Board of Directors.

Human capital-related, cybersecurity-related, and business ethics (compliance)-related issues are also deliberated and reported at the Human Resources Management Meeting, the Cyber Security Meeting, and the Group Compliance Committee, respectively. Matters deliberated by these meeting bodies are reported to the Executive Committee and, as necessary, to the Board of Directors.

We have established the Executive Committee as the primary decision-making body for business execution. It discusses and decides important general management matters based on the basic policies determined by the Board of Directors.

The Board of Directors oversees the management of sustainability-related matters (including risks and opportunities and related trade-offs) in line with the business strategy and the risk management and financial oversight policies. Such oversight is performed based on, among other things, a plan-do-check-act, or PDCA, cycle. The Board of Directors deems sustainability-related matters to be of high priority importance and accordingly discusses and deliberates on them regularly based on an annual plan or as appropriate.

We identify sustainability-related risks and opportunities that could reasonably be expected to affect MUFG's prospects materially, and continuously deliberate and report on such risks and opportunities under the oversight of the Board of Directors.

In fiscal 2025, matters related to these risks and opportunities were deliberated and reported at all nine meetings of the Board of Directors, including four times for climate-related matters, two times for human capital-related matters, four times for cybersecurity-related matters, and four times for business ethics (compliance)-related matters.

[Setting targets related to risks and opportunities and monitoring progress]

Targets related to the identified sustainability-related risks and opportunities, and monitoring of progress toward achieving those targets, are deliberated by the Sustainability Committee, the Human Resources Management Meeting, the Cyber Security Meeting, and the Group Compliance Committee, then deliberated and reported at the Executive Committee, and then deliberated and reported at the Board of Directors.

[Incorporation of performance metrics related to targets into compensation systems]

For details of the compensation system for directors and executive officers, see "Item 4. Information on the Company– 4. Corporate Governance, etc.– (4) Compensation of Executive Officers, etc." in the Securities Report.

Metrics related to sustainability-related risks and opportunities are included in the executive compensation policy in Japan.

Compensation, etc. received by MUFG's executive officers, etc. consists, in principle, of three components: the annual base salary (fixed), stock-based compensation (linked to the share price and MUFG's medium- to long-term performance) and cash bonuses (linked to short-term performance), with each component paid separately. The composition ratio is set appropriately in light of the philosophy and purpose and the duties of each officer, etc.

For the performance-linked portion of stock-based compensation that is based on the evaluation of the degree of achievement of the medium-term business plan and other factors, we have adopted the following internal sustainability evaluation metrics in order to support further advancement of sustainability management:

- A 50% reduction in global greenhouse gas (GHG) emissions from our own operations in fiscal year ended March 31, 2027 compared with fiscal year ended March 31, 2021;
- Improvement in the employee survey score for engagement in fiscal year ended March 31, 2027 compared with fiscal year ended March 31, 2024 (73 points); and
- A 27% ratio of female management positions in Japan at the end of fiscal year ended March 31, 2027 (up from 22.0% at the end of the fiscal year ended March 31, 2024).

In addition, from the standpoint of objectively evaluating our broad sustainability initiatives, we conduct a relative evaluation of the three-year improvement in external ratings by five major rating agencies (CDP, FTSE, MSCI, S&P Dow Jones, and Sustainalytics).

The qualitative evaluation method used for cash bonuses for officers, including the President & Group CEO, is as follows.

First, approximately five evaluation items are set (e.g., "expand & refine growth strategies", "drive social & environmental progress", "accelerate transformation & innovation", "disciplined resource and portfolio management", and "enhancement of value provided to stakeholders"). Each item is then evaluated based on its own KPIs (key performance indicators), after which an overall qualitative evaluation is conducted on an eight-level scale. Sustainability is also included in the bonus evaluations for each executive officer by incorporating elements related to the resolution of social issues in accordance with the business strategies, etc. for the officer's area of responsibility.

ii. Role of management

[Delegation to executive bodies]

MUFG's Board of Directors delegates decisions on the execution and management of business operations, other than matters stipulated by laws and regulations for exclusive decision, to corporate executives as a general rule, and oversees the execution of such business operations through reports from officers. We have also established the Executive Committee, composed of corporate executives and others, along with various committees that serve as advisory bodies to the Executive Committee.

- Corporate Executive: Appointed by resolution of the Board of Directors, corporate executives make decisions on the execution of MUFG's business and execute the company's business as delegated by resolution of the Board of Directors.
- Executive Committee: Established as the decision-making body for business execution. Based on the basic policies determined by the Board of Directors, it discusses and decides important matters related to general business management.
- Various sub-committees, etc. under the Executive Committee: Various committees as advisory bodies to the Executive Committee, management meetings, and other bodies have been established. Each committee, management meeting, etc. intensively deliberates on matters under its jurisdiction and reports the results to the Executive Committee, thereby contributing to deliberations by the Executive Committee.

[Executive bodies]

Name of body	Composition	Purpose
Executive Committee	Chair: President & Group CEO Members: All representative corporate executives and corporate executives and executive officers designated by the President & Group CEO	(Normally meets once every other week) Established as the primary decision-making body for the business execution of the MUFG Group; discusses and makes decisions on important general management matters based on the basic policies determined by the Board of Directors
Sustainability Committee	Chair: Group CSuO Members: President & CEOs of key group companies, President & CEO of the Bank, heads of business groups, Group CSO, CFO, CRO, CHRO, and others	(Normally meets once a year) Deliberates on important matters relating to policies, strategies, and frameworks for promoting sustainability across the entire MUFG Group
Management Planning Committee	Chair: President & Group CEO Members: Members of the Executive Committee and others	(Normally meets four times a year) Deliberates on initiatives and quantitative plans for the entire MUFG Group and on capital policy, and follows up on the progress of initiatives and quantitative plans
Credit and Investment Management Committee	Chair: President & Group CEO Members: Relevant Executive Committee members and others	(Normally meets twice a year) Deliberates on important matters relating to the management of the overall credit and equity investment portfolio for the entire MUFG Group. Deliberates on important matters relating to Group-wide strategies and initiatives concerning

		credit risk and strategic equity holdings
Risk Management Committee	Chair: President & Group CEO Members: Relevant Executive Committee members and others	(Normally meets twice a year) Deliberates on policies relating to risk management and operations and important matters relating to the development of risk management frameworks
Credit Committee	Chair: Group CRO Members: Group CRO, Head of the Credit Policy & Planning Division, and others	(Meets at least twice a year) Deliberates on important matters relating to credit concentration across the entire MUFG Group, including single-name concentration and industry concentration. Deliberates on important matters relating to the development of the Group-wide credit risk management framework
Group Compliance Committee	Chair: Group CCO Members: Members of the Executive Committee and others	(Normally meets twice a year) Deliberates on important matters relating to policies and framework development to promote compliance across the entire MUFG Group
Human Resources Management Meeting	Relevant Executive Committee members, relevant members of the board of directors, and relevant, corporate executives, executive officers and heads of divisions, as well as members of the board of directors, etc. of relevant subsidiaries	(Normally meets once a year) Contributes to human resources management by exchanging views and deliberating from a broad perspective on the status of human resources management across the entire MUFG Group
Cyber Security Meeting	Relevant Executive Committee members, relevant members of the board of directors, corporate executives, executive officers, and heads of divisions, and directors, etc. of relevant subsidiaries	(Normally meets once a year) Contributes to cybersecurity management by exchanging views and deliberating from a broad perspective on the status of cybersecurity management across the entire MUFG Group

[Corporate Executive]

For information on officers, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report.

[Integration with specified internal controls and procedures for business execution and other internal functions]

For details of the internal control system, see "Item 4. Information on the Company– 4. Corporate Governance, etc.– (1) 2. (ii) (a) System to ensure the appropriateness of MUFG's business operations (internal control system)" in the Securities Report.

In accordance with the Companies Act of Japan and the Regulation for Enforcement of the Companies Act, MUFG has resolved on a system to ensure the appropriateness of our business operations (internal control system). In accordance with that resolution, we endeavor to build a sound and robust management framework by establishing internal rules, establishing responsible departments, formulating plans and policies, and developing other frameworks.

Internal controls relating to sustainability are included and integrated within these existing frameworks.

2. Strategy

i. Identification of sustainability-related risks and opportunities

As described in "(1) Basis for preparation of sustainability-related financial disclosures– 2. Information on sources of guidance," we have identified the following as sustainability-related risks and opportunities that could reasonably be expected to affect the Group's prospects.

- Climate-related risks and opportunities
- Human capital-related opportunities
- Cybersecurity-related risks
- Business ethics (compliance)-related risks

For details on the time frames over which the effects of these risks and opportunities could reasonably be expected to occur, effects on business models and value chains, financial effects, effects on strategies and decision-making, and resilience related to sustainability-related risks and opportunities, see the respective sections in "(3) Climate– 2. Strategy," "(4) Human capital– 2. Strategy," "(5) Cybersecurity– 2. Strategy," and "(6) Business ethics (compliance)– 2. Strategy."

3. Risk management

i. Processes and related policies for identifying, etc. and monitoring sustainability-related risks, and relationship with the overall risk management process

To identify sustainability-related risks and opportunities, we use the Sustainability Disclosure Standards published by the SSBJ and the SASB Standards as our principal sources of information. We identify risks and opportunities for the entire MUFG Group, and evaluate them based on the nature, likelihood, and magnitude of their effects, among other factors.

In the course of conducting these evaluations, we make judgments by qualitatively considering factors such as effects on business performance, franchise value and management frameworks, external factors such as regulatory trends, and internal factors such as internal management frameworks.

When identifying the above risks and opportunities, we do not use scenario analysis except for climate-related risks.

We manage sustainability-related risks as part of the MUFG-wide risk management process described below, and have identified risks related to climate change and IT risks, including cybersecurity, as top risks (risk events that require the greatest attention for the following approximately one-year period).

[Basic policy]

MUFG has established the Risk Committee under the Board of Directors. The Risk Committee, chaired by an independent outside director, deliberates on important matters relating to overall risk management for the entire MUFG Group, including sustainability-related risks, risks that could have a significant effect on our management, newly emerging risks, and matters relating to heightened risks, and makes recommendations to the Board of Directors to contribute to the enhancement of effective risk management. In addition, the Group CRO regularly reports to the Board of Directors on the risk status and initiatives in risk areas, and the Board of Directors reviews and monitors the effectiveness and efficacy of risk management. With respect to the subcategories of operational risk, C-Suite executives other than the Group CRO also report individually to the Board of Directors on risk-related matters in their respective areas of responsibility.

There have been no significant changes in the above process since the previous reporting year.


Risk Management System
Holding Company (Mitsubishi UFJ Financial Group, Inc.)
Risk Committee
Board of Directors
U.S. Risk Committee
Risk Management Committee (including crisis management)
Executive Committee
Management Planning Committee (including ALM)
Credit & Investment Management Committee
Credit Committee
Corporate Risk Management Div. (coordinates risk management)
Market Risk, Funding Liquidity Risk, Operational Risk, Operations Risk, Reputation Risk, Model Risk
Credit Policy & Planning Div.
Credit Risk
Global Compliance Div.
Information Risk
Global Financial Crimes Div.
Incompliance with Laws and Regulations Risk
Information Systems Planning Div.
Cyber Security Div.
IT Risk
Corporate Administration Div.
Tangible Asset Risk
Human Resources Div.
Personnel Risk
Legal Div.
Legal Risk
Risk Committee
The Committee mainly deliberates important matters associated with groupwide risk management in general (including risk appetite), risks that may exert a significant impact on the Group's business management and risks that have recently emerged or are currently growing and makes recommendations to the Board of Directors.
Risk Management Committee
The Committee discusses important matters regarding the development of policies and structures for promoting integrated risk management for the entire Group.

[Risk Appetite Framework]

The Risk Appetite Framework clarifies the risk appetite (the types and amount of risk that we are willing to assume) necessary to achieve our business strategies and financial plans and is used to conduct business management and risk management. Adopting the Risk Appetite Framework increases the transparency of the business plan, enables us to pursue more earnings opportunities, and at the same time enables management with controlled risk.


Risk Appetite Framework
Business Plan
Financial Plan
• Net operating profits
• Net income
• ROE
• RORA
• Expense ratio
• Common Equity Tier 1 capital ratio, etc.
Organic Correlation
Business Strategy
• Group business strategy
Risk Appetite
• Capital allocation plan and RWA plan
Capital strategy and distribution based on risk
• Liquidity risk, etc.
Risk appetite for difficult-to-quantify risk
Risk Culture

[Operation process for the Risk Appetite Framework]

In formulating and implementing business strategies and financial plans, we appropriately set the necessary risk appetite and monitor and analyze the amount of risk. The process for setting and managing risk appetite is as follows. To ensure the effectiveness of the operation of the Risk Appetite Framework, we have adopted risk assessment and verification methods such as the allocated capital system, stress testing and top risk management at each stage of the business plan formulation process. In addition, even after the plan is formulated, there is a framework in place for monitoring the risk appetite that has been set, which allows us to act promptly in an emergency.

Risk Appetite Setting and Management Process



1. Confirming assumptions for business plan formulation	Before formulating the overall business plan, assess pressure points for business strategy and financial and capital operations based on the internal and external environments. • Future balance sheet simulation based on macroeconomic scenarios
2. Formulate business plan proposal	In pursuing the MUFG Way, formulate a business plan proposal based on business strategy, financial plan and risk appetite. • Clarify risks to be accepted and risks to be avoided on the basis of Risk Culture
Revise the business plan proposal based on results	
3. Risk appetite assessment and verification	The risk management divisions will mainly assess the appropriate level of risk appetite. The business plan proposal will be amended if the stress tests indicate that the maximum level of acceptable risk will be exceeded. • Assess and verify the plan from a risk/return perspective • Evaluation of the plan's profitability and soundness based on stress tests
4. Business plan decision	The Executive Committee and Board of Directors discuss and subsequently make decisions based on an integrated view of business strategy, financial plan and risk appetite. • On the basis of the capital allocation system, capital is allocated to subsidiaries and operational divisions in accordance with the level of risk
5. Risk monitoring	The risk management divisions of the holding company and subsidiaries monitor risk volume in relation to allocated capital and risk appetite. • Forward-looking valuation of internal and external environment based on Top Risk management • Regular monitoring of risk appetite compliance
Cases where risk volume exceeds upper limit	
6. Revision of risk appetite	The risk appetite plan will be revised if monitoring reveals that risk appetite and actual levels of risk diverge or if environmental factors increase the level of risk. • Stress tests may be conducted again in order to reset risk appetite. • Discussion between operational divisions and corporate risk management division when the risk appetite is exceeded

[Methods of integrated risk management]

We conduct integrated risk management and operations in order to comprehensively grasp and recognize various risks arising from the execution of business using a unified scale, to the extent possible, and to maximize shareholder value while ensuring management soundness. Integrated risk management means promoting active risk management to achieve stable earnings commensurate with risk, appropriate allocation of resources and other objectives. As the principal methods of integrated risk management, we use (1) the allocated capital system, (2) stress testing, and (3) top risk management. Among these methods, top risk management is applied to sustainability-related risks.

[Top risk management]

We define the nature of the losses that would be incurred by MUFG if various risk scenarios materialized as risk events, and determine their importance based on the degree of impact and likelihood. We then identify risk events that require the greatest attention for the following approximately one-year period as our top risks, and prepare a risk map that comprehensively captures those risks, which we use for forward-looking risk management.

MUFG and our major subsidiaries share risk awareness and implement effective countermeasures by discussing top risks with management.

ii. Processes for identifying, etc. and monitoring sustainability-related opportunities

Sustainability issues are managed by the Executive Committee with various management sub-committees, subject to the oversight of the Board of Directors. The Sustainability Committee, which is a sub-committee formed under the Executive Committee, is chaired by the Group Chief Sustainability Officer. At the Sustainability Committee, we regularly deliberate on policies for addressing sustainability-related risks, opportunities, and other issues, and monitor the progress of the MUFG Group's initiatives. The Sustainability Committee reports to the Executive Committee and, as necessary, to the Board of Directors.

There have been no significant changes in the above process since the previous reporting year.

4. Metrics and targets

MUFG sets metrics and targets for each sustainability-related risk and opportunity. For details, please refer to the metrics and targets for each risk and opportunity.

(3) Climate

1. Governance

For overall governance, see "(2) Sustainability in general– 1. Governance."

i. Governance bodies

[How and how often information is obtained]

Climate-related issues are managed by the Executive Committee with the Sustainability Committee, a sub-committee formed under it, subject to the oversight of the Board of Directors. The Sustainability Committee regularly deliberates on policies for addressing climate-related issues, including climate-related risks and opportunities, and monitors the progress of the MUFG Group's initiatives. The Sustainability Committee reports to the Executive Committee and, as necessary, to the Board of Directors.

[Skills and competencies]

See "(2) Sustainability in general– 1. Governance."

[How such information is considered]

MUFG positions risks related to climate change as top risks, and the Credit and Investment Management Committee, Credit Committee, and Risk Management Committee, which are sub-committees under the Executive Committee, consider these risks based on their respective areas of expertise. The matters deliberated by these committees are reported to the Executive Committee. The Risk Committee, a committee under the Board of Directors, also deliberates and reports on matters relating to Group-wide risk management, including climate change, and matters relating to top risks.

[Setting targets related to risks and opportunities and monitoring progress]

See "(2) Sustainability in general– 1. Governance."

[Incorporation of performance metrics related to targets into compensation systems]

For details of the compensation system, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report and "(2) Sustainability in general– 1. Governance."

With respect to climate, reductions in global GHG emissions from our own operations and other items are reflected in the compensation system in Japan.

ii. Role of management

Discussions on risks and opportunities spanning a broad range of themes related to environmental and social issues take place mainly in the Sustainability Committee, a sub-committee under the Executive Committee. With respect to addressing climate change, MUFG has established the Carbon Neutrality Promotion Project Team and holds steering committees, Transition Plan Monitoring Meetings and other meetings to discuss strategies and policies and make prompt decisions. Different initiatives are also deliberated and reported in oversight bodies, including the Board of Directors.

2. Strategy

i. Identification of climate-related risks and opportunities, and effects on business models and value chains

(Climate-related risks)

We have specified the four items listed in the table below as climate-related risks that could reasonably be expected to affect our prospects. For the process we used to specify risks, see "3. Risk management– i. Processes and related policies for identifying, assessing, and prioritizing climate-related risks."

The specified climate-related risks that could reasonably be expected, their effects on business models (including in investee and borrower sectors) and value chains, and the areas where risks are concentrated are as follows.

Climate-related risks that could reasonably be expected

Type	Risk category	Description	Time frame	Business models (BM) and value chains (VC) related to the present and the future, and areas where risk is concentrated
Transition risk	Credit risk	- A negative effect on our corporate customers' business activities and financial positions due to their inability to deal with government policies, regulatory requirements, customer requests, or evolving trends in technological development	Short term Medium term Long term	(BM) Lending and investment business (VC) Borrower and investee customers (Risk concentration) Credit amounts related to coal-fired power generation. Any assessment, management, or disclosure of such risks is subject to compliance with applicable local laws and regulations.
	Operational (legal and regulatory, etc.) risk	- Risk of violating climate-related regulations relating to sustainable finance, sustainability disclosure, etc. and being subject to fines or litigation	Short term Medium term Long term	(BM) General business operations (VC) MUFG's shareholders and investors who invest in sustainability products originated, offered, or sold by MUFG (Risk concentration) Sustainable finance, sustainability disclosure, etc.
	Franchise risk	- Deterioration of our franchise value resulting from external stakeholders assessing our carbon neutrality plans and initiatives as inappropriate or insufficient - Deterioration of our franchise value and effects on employment resulting from continuing relationships with business partners whose environmental considerations are insufficient or from delays in our own transition	Short term Medium term Long term	(BM) General business operations (VC) MUFG's shareholders and borrower and investee customers (Risk concentration) Credit amounts related to coal-fired power generation. Any assessment, management, or disclosure of such risks is subject to compliance with applicable local laws and regulations.
Physical risk	Credit risk	- Direct damage to assets held by our corporate customers due to extreme weather and a negative spillover effect on their business activities and financial positions through indirect impacts on their supply chains	Short term Medium term Long term	(BM) Lending and investment business (VC) Borrower and investee customers (Risk concentration) No recognized areas where risk is concentrated.

(Climate-related opportunities)

We have identified climate-related business, including finance, as a climate-related opportunity that could reasonably be expected to affect our prospects. For the process we used to identify opportunities, see "3. Risk management– iii. Processes for identifying, etc. and monitoring climate-related opportunities, and relationship with the overall risk management process."

The identified climate-related opportunities that could reasonably be expected, their effects on business models and value chains, and the areas where opportunities are concentrated are as follows.

Climate-related opportunities that could reasonably be expected

Type	Description	Time frame	Business models (BM) and value chains (VC) related to the present and the future, and areas where opportunities are concentrated
Climate-related business, including finance	- Learning of new needs and issues through engagement to support customers' decarbonization-related activities, and increasing revenue through the provision of solutions, including finance	Short term Medium term Long term	(BM) Various climate-related businesses provided by the Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, and Global Commercial Banking Business Group (VC) Corporate customers downstream in the value chains of the four business groups above (Opportunity concentration) Large corporate customers of the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group

(Climate-related risks and opportunities)

When preparing climate-related disclosures, we referred to cross-industry metric categories and other items, and to industry-based metrics related to the disclosure topics defined in the "Industry-based Guidance for IFRS S2" (hereinafter, "Industry-based Guidance") , and considered their applicability.

Financing support is an opportunity for MUFG and, at the same time, contributes to a decrease in our financed emissions as a result of reductions in customers' GHG emissions. However, because emissions reductions take time while the provision of finance itself increases our credit risk due to the increase in the credit balance, these aspects are in a trade-off relationship. In addition, in promoting sustainable finance, if representations or explanations of products or services that claim to contribute to sustainability are not factual, such representations or explanations may be deemed inappropriate disclosure, may violate climate-related regulations relating to green finance, etc., and may lead to fines, litigation or other consequences, and are also related to operational (legal and regulatory, etc.) risk (transition risk).

ii. Financial effects
[Current reporting period and next annual reporting period]
(Climate-related risks)

No material effects of the specified climate-related risks that could reasonably be expected on our financial position, financial performance, and cash flows were identified in the current reporting period. In addition, no significant risks were identified that would have a material effect on the carrying amounts of assets and liabilities recognized in the related financial statements in the next annual reporting period.

(Climate-related opportunities)

We do not disclose quantitative information about financial effects of climate-related opportunities because it is not possible to quantify the financial effects (the effects on the entity's financial position, financial performance and cash flows) of each opportunity that could reasonably be expected in the current reporting period as amounts attributable solely to climate change. The same applies to the next annual reporting period.

For the amount of sustainable finance executed, see "4. Metrics and targets– iv. Disclosure on climate-related opportunities."

The principal financial statement line items that may include financial effects related to opportunities are as follows.

Consolidated statement of income

The following line items impact ordinary income, ordinary profit, pre-tax income, and net income.

Relevant transactions	Relevant financial statement line items
Origination, underwriting, and provision of project finance for renewable energy and other projects, green loans, etc.	Interest on loans Provision for credit losses
	Fees and commissions

Consolidated balance sheet

The following line items impact total assets.

Relevant transactions	Relevant financial statement line items
Provision of project finance for renewable energy and other projects, green loans, etc.	Loans Allowance for credit losses

Consolidated statement of cash flows

The following line items impact net cash provided by operating activities.

Relevant transactions	Relevant financial statement line items
Origination, underwriting, and provision of project finance for renewable energy and other projects, green loans, etc.	Net increase (decrease) in loans Interest income received

[Anticipated financial effects over the short, medium, and long term]

(Climate-related risks)

- Credit risk (transition risk)

We are not able to disclose useful quantitative information on the future financial effects of credit risk (transition risk) because there is significant uncertainty at this time regarding assumptions such as climate-related laws, regulations and policy developments, customer preferences, trends in the development of low-carbon technologies, and changes in competitiveness.

As for anticipated financial effects, we believe that certain financial effects (credit costs) could arise over the long term as a result of global political and economic changes associated with achieving a net-zero society. In response, we are implementing and planning the risk response strategies described later in "2. Strategy– iii. Effects on strategies and decision-making."

There is no material quantitative information about combined financial effects with other climate-related risks or opportunities or other factors.

- Credit risk (physical risk)

We are not able to disclose useful quantitative information on the future financial effects of credit risk (physical risk) because there is significant uncertainty at this time regarding forecasts of future changes in the global environment and forecasts of the frequency and severity of climate-related disasters.

As for anticipated financial effects, because there are concerns over the long term regarding more frequent and severe natural disasters caused by climate change, we believe that certain financial effects (credit costs) could arise. In response, we are implementing and planning the risk response strategies described later in "2. Strategy– iii. Effects on strategies and decision-making."

There is no material quantitative information about combined financial effects with other climate-related risks or opportunities or other factors.

- Operational (legal and regulatory, etc.) risk (transition risk)

We are not able to disclose useful quantitative information on the future financial effects of operational (legal and regulatory, etc.) risk because there is significant future uncertainty regarding international trends in sustainability-related laws and regulations, governments and initiatives in various countries, and other matters.

As for anticipated effects, if the risk described above of being subject to fines or litigation materializes, we believe that certain financial effects (such as the incurrence of losses or a decrease in profits) could arise. In response, we are implementing and planning the risk response strategies described later in "2. Strategy– iii. Effects on strategies and decision-making."

There is no material quantitative information about combined financial effects with other climate-related risks or opportunities or other factors.

- Franchise risk (transition risk)

We are not able to disclose useful quantitative information on the future financial effects of franchise risk (transition risk) because, in addition to the absence of established specific means or calculation methods to separately identify financial effects quantitatively, there is significant uncertainty regarding future trends in climate change-related laws, regulations and policies and future trends in franchise risk.

As for anticipated effects, we believe that certain financial effects (such as the incurrence of losses or a decrease in profits) could arise if franchise value deteriorates for reasons related to climate change. In response, we are implementing and planning the risk response strategies described later in "2. Strategy– iii. Effects on strategies and decision-making."

There is no material quantitative information about combined financial effects with other climate-related risks or opportunities or other factors.

(Climate-related opportunities)

Demand for capital investment is expected to expand over the medium to long term, as progress is made on initiatives aiming for net-zero GHG emissions in each industry. In addition to green bonds and green loans to support investment plans, we believe that support for transition and innovation in industry will also become a significant business opportunity for financial institutions, and have formulated corresponding strategies.

With respect to climate-related business, including finance, we have set targets for the amount of sustainable finance executed and have identified support for value chains based on green transformation (GX) as a key strategy. However, because there is significant uncertainty at this time regarding assumptions such as climate change-related laws, regulations and policy developments, customer preferences, trends in the development of low-carbon technologies and changes in competitiveness, and because we cannot reasonably estimate the financial effects expected to be caused by climate-related opportunities that could reasonably be expected in the future (short, medium and long term), we are unable to disclose any useful quantitative information.

There is no material quantitative information about combined financial effects with other climate-related risks or opportunities or other factors.

iii. Effects on strategies and decision-making

[Responses to climate-related risks and opportunities in strategy and decision-making, and future plans for response]

In May 2021, we announced the MUFG Carbon Neutrality Declaration, in which we committed to achieving net-zero GHG emissions from our own operations by 2030 and net-zero GHG emissions across our financed portfolio by 2050. Our three unwavering commitments are: (1) helping achieve the 1.5°C target of the Paris Agreement, including by achieving carbon neutrality in 2050; (2) supporting a smooth transition to a decarbonized society through our financial services; and (3) proactively contributing to creating a sustainable society by fostering a virtuous cycle between the environment and the economy. We promote a transition plan composed of four strategies.


MUFG Carbon Neutral Declaration
Net-zero GHG emissions by 2030 for our own operations
Net-zero GHG emissions by 2050 for the financed portfolio
Three unwavering commitments
1. Helping achieve the 1.5°C target of the Paris Agreement by achieving carbon neutrality by 2050
2. Supporting a smooth transition to a decarbonized society through our financial services
3. Proactively contributing to creating a sustainable society by fostering a virtuous cycle between the environment and the economy
Four Strategies of the MUFG Transition Plan
1 Reducing Own Emissions
2 Engagement and Finance Activities
3 Managing the Financed Portfolio
4 Risk Management and Governance

(Climate-related risks)

- Strategy for addressing credit risk

We position climate-related risks as risk drivers that could impact major risk categories, and believe that they affect credit risk through various transmission channels. To address climate-related credit risk (transition risk and physical risk) that we consider reasonable to expect, we manage risk at the levels of the overall credit portfolio, sectors, customers and transactions under the climate change risk management framework, and will continue to review this response.

Risk management framework 1. Scenario analysis (transition risk and physical risk)

We conduct scenario analysis for the purpose of identifying risks in the overall credit portfolio. Our analysis covers the period through 2050 for transition risk and through 2100 for physical risk. We have also reflected the results of verification performed by external experts into our scenario analysis. We also conduct continuous considerations to enhance our analytical methods while engaging in dialogue with regulatory authorities.

Risk management framework 2. Sector heat map (transition risk and physical risk)

We use a heat map to visualize transition risk and physical risk in different sectors. We will continue to review and enhance our sector assessments in line with environmental changes such as climate-related policies, technologies and markets, and the latest developments in climate science.

Risk management framework 3. Transition assessment framework (transition risk)

We confirm the transition status of customers in carbon intensive sectors based on their 1.5°C-aligned interim targets and transition plans, climate-related governance structures and records of emissions reductions. The results are combined with information we obtain through engagement activities to evaluate customers' transition status using a six-tier category.



Transition assessment scope: Clients in sectors subject to MUFG 2030 interim targets
Assessment of transition status based on external information
Assessment categories
Key points
Targets
Net-zero targets, interim targets (e.g., science-based 1.5°C alignment), transition plans, etc.
Governance
Climate change-related oversight body, climate-related risk management processes, etc.
Emissions
Reductions from the baseline year to the reporting year, etc.
+
Evaluations also incorporate information gained through engagement activities.
For Power and Upstream Oil & Gas sectors, where transition risks are high, plans for decarbonization and key technologies supporting this target are confirmed in greater detail.
Six-tier category for transition assessment
High potential
Low potential
1
Reliable pathway to net-zero 2050
2
Interim targets consistent with the Paris Agreement and based on scientific evidence are in place, and progress is being made toward net-zero
3
Interim targets are in place and efforts are underway toward reaching net-zero
4
There is a 2050 net-zero target (but no interim target)
5
There is a net-zero target (but not for 2050)
6
No net-zero target

Risk management framework 4. MUFG Environmental and Social Policy Framework (transition risk)

When considering individual transactions, we apply the MUFG Environmental and Social Policy Framework and the Equator Principles to confirm the status of customers' environmental and social considerations.

- Strategy for addressing operational (legal and regulatory, etc.) risk (transition risk)

To address climate-related operational (legal and regulatory, etc.) risk (transition risk) that we consider reasonable to expect, we monitor the trends of sustainability-related laws and regulations as part of the MUFG-wide compliance management framework. In addition, before launching new products, we identify and evaluate risks in advance from a broad range of perspectives. At present, climate-related operational (legal and regulatory, etc.) risk remains a potential effect; therefore, for the time being, we will continue the aforementioned monitoring and, while assessing international trends and other developments, consider further response as necessary.

- Strategy for addressing franchise risk (transition risk)

To address climate change-related franchise risk that we consider reasonable to expect, we monitor the status of implementation of the MUFG Environmental and Social Policy Framework, progress toward achieving climate-related targets, and the occurrence of climate-related litigation. At present, franchise risk remains a potential effect; therefore, for the time being, we will continue the aforementioned monitoring and, while assessing international trends and other developments, consider further response as necessary.

(Climate-related opportunities)

We believe that carbon neutrality for financial institutions should be achieved not by pursuing the greening of financial institutions' balance sheets, but through the realization of carbon neutrality by customers – in other words, through the decarbonization of the real economy.

For this purpose, in addition to lending and investment in green industries and assets, it is vital to provide steady support for the decarbonization of carbon intensive industries and regions. In addition, because such transition represents a major transformation of industry and requires significant capital mobilization and risk-taking, it is also important to promote finance in cooperation with public institutions as well as the private sector.

The time frames and pathways for decarbonization of the real economy differ by region due to geographic characteristics, industrial structure and interdependencies among industries, differences in energy mix and other factors. We intend to fulfill our responsibilities as a financial institution representing Asia and Japan by advancing energy transition while obtaining the

understanding of a broad range of stakeholders.

We have identified engagement and finance activities as a key strategy in our transition plan for achieving carbon neutrality.

We will identify new needs and issues associated with decarbonization by conducting advocacy activities in cooperation with industry and government agencies and by providing solutions that support customers' initiatives aligned with government policies and strategies. We will then provide responsible support to accompany customers on the path toward decarbonization by providing feedback on new needs and issues to industry and government agencies while also strengthening relationships with customers, local governments, and industries as a whole.

As a climate-related target, MUFG has set a target for the cumulative amount of sustainable finance executed from the fiscal year ended March 31, 2020 to the fiscal year ended March 31, 2031. We aim to achieve this target by further promoting renewable energy-related business and transition support.

For the sustainable finance target, see "4. Metrics and targets."

[How human resources are secured and the plan for securing human resources in the future]

In order to achieve our carbon neutrality target in 2050, we are also focusing on employee capability building. In addition to raising awareness among all employees, we are implementing measures tailored to employees' duties, such as accumulating knowledge and strengthening engagement capabilities. We will continue to enhance capabilities across the entire MUFG Group while reinforcing risk analysis and employees' skills.

[Progress against plans disclosed in prior reporting periods]

For the cumulative amount of sustainable finance executed, see "4. Metrics and targets."

[Trade-offs between climate-related risks and opportunities]

We recognize that strengthening risk management and reducing risk may create a trade-off relationship involving the loss of business opportunities, such as fewer opportunities to provide finance. When considering strategies for responding to risks, we take trade-offs with business opportunities into account and examine specific initiatives.

[Transition plan]

MUFG has developed a transition plan in accordance with the guidance framework established by GFANZ (Glasgow Financial Alliance for Net Zero). The transition plan consists of four strategies: (1) reducing emissions from our own operations; (2) engagement and finance activities; (3) managing the financed portfolio; and (4) risk management and governance. As a global financial services group, we are affected by various external factors that are difficult to foresee in the process of advancing the transition plan. For details, please refer to the "Transition Progress 2026" report posted on the MUFG website. The report does not form part of this disclosure.

iv. Climate resilience

The climate resilience of the entity's strategy and business model, taking into account climate-related risks and opportunities, is as follows.

Disclosure is provided for each climate-related risk that could reasonably be expected.

[Climate-related scenario analysis]

- Scenario analysis for credit risk (transition risk)

The method, timing, and results of the scenario analysis for credit risk (transition risk) are as follows.

Transition risk – Scenario analysis process


Selection of sectors to be analyzed
Based on the risk heat map and the characteristics of portfolio, formulate the priority ranking of sectors to be measured.
Selection of methods
Select the method to be used for each client based on their sector, emission data disclosure, etc.
Carbon intensive sectors
Bottom-up (sector-level) approach
Top-down approach
Other sectors
Bottom-up (simplified) approach
Top-down approach
Parameter selection
Perform selection of parameters based on industry characteristics and construction of a Risk Factor pathway for risk measurement.
Estimation of impact
Estimate impact by sector (cost of credit, etc.) for each scenario.
Aggregation and reporting
Perform aggregation and verification of results across multiple patterns according to purpose, hold discussions with related departments, etc.

Scenario analysis method, timing, and results

Item	Description
Method of analysis	We analyzed the impact of rising carbon prices and other factors on the credit ratings of our borrowers. We adopted a measurement approach that combines a bottom-up approach at the individual company level with a top-down approach at the sector level. For carbon intensive sectors, we took a bottom-up approach in our analysis, taking into account the specific characteristics of such sectors.
Sources of scenario information and types of scenarios	We referred to various scenarios published by the NGFS (Network for Greening the Financial System), adopting Net Zero 2050, Delayed Transition, and Current Policies as key scenarios. The difference in credit costs between the Current Policies scenario and each of the other scenarios was considered the impact of transition risks, and we analyzed the overall credit portfolio.
The reason why the above scenarios were deemed relevant to the resilience assessment	We have determined that the above scenarios appropriately reflect the assumptions for assessing the effects of credit risk (transition risk) described below in "principal assumptions used in the analysis," such as carbon prices, and are therefore suitable for assessing resilience.
Time frame used in the analysis	From the baseline date of March 31, 2025 through 2050
Scope of businesses used in the analysis	Corporate loans to all sectors in the lending and investment businesses of MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Bank of Ayudhya Public Company Limited and PT Bank Danamon Indonesia, Tbk.)
Principal assumptions used in the analysis	Carbon prices determine the amount of carbon cost burden according to borrower emissions from their own operations Macroeconomic trends such as GDP which incorporate the effects of transition risk determine changes

	in borrowers' revenues Changes in the use of energy and the energy mix determine the revenues of investees and borrowers in the energy sector and the amount of fuel cost burden in other sectors Technological advances determine the amount of capital investment in decarbonization technologies necessary to achieve the emissions reductions assumed in the scenarios
Reporting period in which scenario analysis was conducted	Fiscal year ended March 31, 2026
Analysis result	Cumulative credit costs (difference from Current Policies): approximately ¥550 billion

- Scenario analysis for credit risk (physical risk)

The method, timing and results of the scenario analysis for credit risk (physical risk) are as follows.

Physical risk (flood) – Scenario analysis process


Parameter selection
Acquire or calculate data required such as risk maps of disasters, probability of occurrence, etc.
Geographical data
Identify assets to be analyzed based on supply chain data and location data of borrowers
Direct impact estimate
Estimation of degree of damage to collateral, etc.
Indirect impact estimate
Estimation of business impact on clients
Aggregation and reporting
Perform aggregation and verification of results across multiple patterns according to purpose, hold discussions with related departments, etc.

Scenario analysis method, timing and results

Item	Description
Method of analysis	For the analysis of acute physical risk, we adopted an approach that measures the impact on the overall credit portfolio by assessing changes in the probability of borrower default in the event of flooding, which has been particularly notable in recent years in both frequency and damage. To calculate the financial impact, we also took into account effects such as business interruptions and damage to owned assets.
Sources of scenario information and types of scenarios	We referred to the global mean temperature pathway of the SSP (Shared Socioeconomic Pathways) 1-2.6 (2°C scenario) and SSP5-8.5 (4°C scenario) scenarios of CMIP6 (Coupled Model Intercomparison Project 6) published in the Sixth Assessment Report of the IPCC (Intergovernmental Panel on Climate Change).
The reason why the above scenarios were deemed relevant to the resilience assessment	We have determined that the above scenarios appropriately reflect the assumptions for assessing the effects of credit risk (physical risk), namely the frequency and severity of future climate change, and are therefore suitable for assessing resilience.
Time frame used in the analysis	From the baseline date of March 31, 2025 through 2100
Scope of businesses used in the analysis	Corporate loans to all sectors in the lending and investment businesses of MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Bank of Ayudhya Public Company Limited and PT Bank Danamon Indonesia, Tbk.)
Principal assumptions used in the analysis	Weather patterns: Temperature changes Assumptions regarding flood frequency in each region: Annual probability of occurrence based on temperature changes in each scenario
Reporting period in which scenario analysis was conducted	Fiscal year ended March 31, 2026
Analysis result	Cumulative credit costs through 2100: approximately ¥300 billion

- Scenario analysis for operational (legal and regulatory, etc.) risk (transition risk)

The method, timing, and results of the scenario analysis for operational (legal and regulatory, etc.) risk are as follows.

Scenario analysis process

> Qualitatively assess climate change-related operational (legal and regulatory, etc.) risk associated with the transition to a decarbonized society, including effects on franchise value, customers, and the risk management framework



> Determine the risk by comprehensively considering the above qualitative assessments

Scenario analysis method, timing, and results

Item	Description
Method of analysis	Qualitative analytical method that takes into consideration effects on franchise value, customers, and the risk management framework
Sources of scenario information and types of scenarios	Multiple world views, including a world view based on the IEA (International Energy Agency)'s Sustainable Development Scenario (2°C (or lower) scenario) and a world view based on the 1.5°C scenario (aligned with international agreements after the Glasgow Climate Pact) published by the NGFS (Network for Greening the Financial System) (Net Zero 2050, Below 2°C, Delayed Transition, NDCs, and Current Policies)
The reason why the above scenarios were deemed relevant to the resilience assessment	We have determined that the above scenarios appropriately reflect the assumptions for assessing operational (legal and regulatory, etc.) risk described below in "principal assumptions used in the analysis," such as international trends in sustainability-related laws and regulations, governments and initiatives in various countries, and are therefore suitable for assessing resilience.
Time frame used in the analysis	From the baseline date of March 31, 2025 through 2050
Scope of businesses used in the analysis	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Bank of Ayudhya Public Company Limited and PT Bank Danamon Indonesia, Tbk.)
Principal assumptions used in the analysis	Sustainability-related laws and regulations, policies of various countries, and trends of the United Nations and initiatives, etc.
Reporting period in which scenario analysis was conducted	Fiscal year ended March 31, 2026
Analysis result	There is significant future uncertainty regarding international trends in sustainability-related laws and regulations, governments and initiatives in various countries, and it is difficult to estimate future effects.

- Scenario analysis for franchise risk (transition risk)

The method, timing, and results of the scenario analysis for franchise risk (transition risk) are as follows.

Scenario analysis process

> Qualitatively assess climate change-related franchise risk associated with the transition to a decarbonized society, including effects on franchise value, customers, and the risk management framework



> Determine the risk by comprehensively considering the above qualitative assessments

Scenario analysis method, timing, and results

Item	Description
Method of analysis	Qualitative analytical method that takes into consideration effects on franchise value, customers, and the risk management framework
Sources of scenario information and types of scenarios	Multiple world views, including a world view based on the IEA's Sustainable Development Scenario (2°C (or lower) scenario) and a world view based on the 1.5°C scenario published by the NGFS (aligned with international agreements after the Glasgow Climate Pact) (Net Zero 2050, Below 2°C, Delayed Transition, NDCs, and Current Policies)
The reason why the above scenarios were deemed relevant to the resilience assessment	We have determined that the above scenarios appropriately reflect the assumptions for assessing franchise risk described below in "principal assumptions used in the analysis," such as international trends in sustainability-related laws and regulations, governments and initiatives in various countries, and are therefore suitable for assessing resilience.
Time frame used in the analysis	From the baseline date of March 31, 2025 through 2050
Scope of businesses used in the analysis	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Bank of Ayudhya Public Company Limited and PT Bank Danamon Indonesia, Tbk.)
Principal assumptions used in the analysis	International trends in sustainability-related laws and regulations, governments and initiatives in various countries, etc.
Reporting period in which scenario analysis was conducted	Fiscal year ended March 31, 2026
Analysis result	There is significant future uncertainty regarding international trends in sustainability-related laws and regulations, governments and initiatives in various countries, and it is difficult to estimate future effects.

[Assessment of climate resilience]

Effects of the scenario analysis results on the assessment of strategy and business model, and the need for responses

The results of scenario analysis for climate-related risks (credit risk, operational (legal and regulatory, etc.) risk and franchise risk) are as described above.

However, these effects are estimates based on various assumptions that involve uncertainty, and we do not anticipate any immediate significant effect on our business activities.

On the other hand, we believe that implementing appropriate climate change response strategies and risk management is necessary. We are advancing the climate change response strategies described above and will endeavor to manage risks.

Our strategies for responding to various types of climate-related risks are as follows.
- Credit risk (transition risk and physical risk): we manage risk at the levels of the overall credit portfolio, sectors, customers, and transactions under the climate change risk management framework, and will continue to review this response.
- Operational (legal and regulatory, etc.) risk (transition risk): we monitor international trends in sustainability-related laws and regulations, governments and initiatives in various countries, and other matters.
- Franchise risk (transition risk): we monitor the status of implementation of the Environmental and Social Policy Framework, progress toward achieving climate-related targets, and the occurrence of climate-related litigation.

As for our strategy for responding to opportunities from climate-related business, including finance, we promote engagement and finance support in accordance with our approach to supporting decarbonization.

Areas of uncertainty considered in the assessment

As described above, the scenario analysis is based on many assumptions, including increases in carbon prices, macroeconomic trends, energy mix, trends in low-carbon technologies, international trends of the United Nations and initiatives, and trends in climate-related litigation. Although these assumptions are commonly used, they involve uncertainty, and we will continue to monitor the actual trends relative to these assumptions.

The entity's capacity to adjust its strategy and business model (1. availability and flexibility of financial resources; 2. ability to redeploy, repurpose, upgrade or decommission existing assets; 3. current and planned investments for resilience enhancement)

We have advanced initiatives under three unwavering commitments: (1) helping achieve the 1.5°C target, (2) supporting a smooth transition to a decarbonized society, and (3) creating a sustainable society by fostering a virtuous cycle between the environment and the economy.

Three unwavering commitments

1. Helping achieve the 1.5°C target of the Paris Agreement by achieving carbon neutrality by 2050
2. Supporting a smooth transition to a decarbonized society through our financial services
3. Proactively contributing to creating a sustainable society by fostering a virtuous cycle between the environment and the economy

We have also released the MUFG Carbon Neutrality Declaration, and our strategy for achieving carbon neutrality consists of four elements: (1) reducing emissions from our own operations, (2) engagement and finance activities, (3) managing the financed portfolio, and (4) risk management and governance. This strategy is at the core of our transition plan, and we aim to achieve carbon neutrality through these elements by the end of 2050.

To promote these strategies, MUFG regularly deliberates on policies for responding to opportunities and risks relating to environmental and social issues, including climate change, and on the status of initiatives at the Sustainability Committee, a sub-committee under the Executive Committee. In addition, we have launched a global group-wide working-level project team and have established a framework that enables prompt decision-making by discussing strategies and policies through steering committees and review meetings attended by the Group CEO and other key management personnel.



Mitsubishi UFJ Financial Group
Board of Directors
Compensation Committee
Audit Committee
Nominating and Governance Committee
Risk Committee
Executive Committee
Credit and Investment Management Committee
Management Committee
Credit Committee
External Advisors
Advice/ Suggestions
Sustainability Committee
Chair: CSuO
Members: Group CEO, CSO, CFO, CRO,
Heads of Business Units, Executives of Group Companies, etc.
Sustainability Planning Office
Sustainable Business Department
Sustainability Risk Management Office
Carbon Neutrality Project Team
WG: Working Group
WG1
Business promotion engagement
WG2
Global alliances regulatory compliance
WG3
Managing the financed portfolio
WG4
Risk management
WG5
Disclosure strategy
WG6
Asset management
WG7
Reducing emissions from own operations
WG8
Partner banks
WG9
Addressing carbon credit and carbon pricing issues
Supervision
Execution
Key sustainability-related departments

In this manner, we are working to promote strategies and manage risks in response to climate change, and have the capacity to adjust our strategy and business model (including the use of financial resources and deployment of human resources and investment).

3. Risk management

For overall risk management, see "(2) Sustainability in general" and "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report.

i. Processes and related policies for identifying, assessing, and prioritizing climate-related risks

We use the following process to specify (identify, assess, and prioritize) climate-related risks that could reasonably be expected to affect our prospects.

1. Identify climate-related risks based on the disclosure topics in the "Industry-based Guidance"

Taking into account our business value chains, we regard Commercial Banks, Asset Management & Custody Activities, and Investment Banking & Brokerage as our principal businesses. We identify risks related to climate-related risks that affect MUFG (transition risks (policy and legal, technology, market) and physical risks (acute, chronic)) by considering the ”Industry-based Guidance” for the respective principal businesses and cross-industry metrics. We then develop our understanding of how these risks affect our major risk categories through transmission channels as described below.

Image of Transmission Channels

Risk drivers
Transition risk
Policy change
Techno-logical innovation
Behavior change of consumers
Behavior change of investors, stakeholders, etc.
Physical risk
Acute risk (Flood, typhoon, forest fire, etc.)
Chronic risk (Sea level rise, temperature rise, etc.)
Transmission channels
Macroeconomic
Carbon tax increase
Energy price fluctuation
Labor productivity decline
GDP growth slowdown
Microeconomic
Direct impact on assets
Supply chain disruption
Competi-tiveness decline
Funding risk increase
Impacts
Credit risk
Deterioration of clients' financials, decline of debt servicing ability
Collateral value impairment
→Credit cost increase
+
Market risk
Liquidity risk
Operational risk
Franchise risk

2. Select risks for scenario analysis from among the comprehensively identified risks, taking into account (1) impact and (2) analytical capability for each risk

In selecting risks for scenario analysis from these risks, we use impact (considering both quantitative and qualitative aspects) and scenario analysis capability as evaluation items.

3. Conduct scenario analysis for the selected risks

We conduct quantitative or qualitative scenario analysis for the risks described above and assess their impact under assumed climate change scenarios.

For details of the scenario analysis for climate-related risks that could reasonably be expected to affect the entity's prospects, please refer to the description in "2. Strategy– iv. Climate resilience."

4. Based on the scenario analysis results, assess the magnitude, likelihood, and nature of each risk and specify climate-related risks that could reasonably be expected to affect the entity's prospects

Based on the scenario analysis results, we assess the magnitude (taking into account the impact of risk from both

quantitative and qualitative aspects), likelihood and nature of risk, and make a final decision to specify climate-related risks that could reasonably be expected to affect our prospects as follows. (For the risks specified, see "2. Strategy.")

ii. Processes for monitoring climate-related risks and relationship with the overall risk management process

As described above, we link each climate-related risk that could reasonably be expected to affect our prospects to a risk category in the existing integrated risk management framework. We then proceed to monitor and manage the risk under that risk category as follows.

- Management and monitoring of credit risk (transition risk and physical risk)

To reduce credit risk related to climate change, we have developed and operate a framework that utilizes the existing credit risk management framework.

As described in "2. Strategy– iii. Effects on strategies and decision-making," we conduct scenario analysis for transition risk and physical risk and prepare sector heat maps assessing transition risk and physical risk by sector.   In addition, we operate the transition assessment framework, apply the MUFG Environmental and Social Policy Framework and the Equator Principles when considering individual transactions, and implement a transaction screening process, for the purpose of appropriate management of transition risk. We have also established processes to collect, confirm, and aggregate information on the amount of current-period financial effects related to climate-related credit risk.

- Management and monitoring of operational (legal and regulatory, etc.) risk (transition risk)

To reduce operational (legal and regulatory, etc.) risk related to climate change, we have developed a risk management framework.

We monitor trends in sustainability-related laws and regulations within the MUFG-wide compliance management framework.

In addition, before launching new products, we identify and assess risks in advance from a broad range of perspectives.

- Management and monitoring of franchise risk (transition risk)

To reduce franchise risk related to climate change, we have developed a risk management framework.

We monitor the status of implementation of the MUFG Environmental and Social Policy Framework, progress toward achieving climate-related targets, and the occurrence of climate-related litigation.

iii. Processes for identifying, etc. and monitoring climate-related opportunities, and relationship with the overall risk management process

We have identified climate-related business, including finance, as a climate-related opportunity that could reasonably be expected to affect our prospects. In identifying this opportunity, we referred to the disclosure topics defined in the "Industry-based Guidance" (for Commercial Banks, Asset Management & Custody Activities, and Investment Banking & Brokerage), considered their applicability, and made the decision based on key strategies.

At the Sustainability Committee, the progress of sustainable finance and other matters relating to sustainability initiatives are deliberated and reported, and assessment, prioritization, and monitoring are conducted. Matters deliberated by the Sustainability Committee are reported to the Executive Committee and the Board of Directors. Scenario analysis is not used for the identification of opportunities. Risk management of credit risk and other risks associated with sustainable finance is integrated with the MUFG-wide risk management process.

4. Metrics and targets

We disclose the following climate-related metrics, which are subject to applicable local laws and regulations. The table below is an overview.

(Climate-related metrics)

1. Cross-industry metrics

Item	Overview	Relationship with other metrics and targets
(1) Greenhouse gas emissions	Based on the GHG Protocol Scope 1 GHG emissions Scope 2 GHG emissions (location-based and market-based) Scope 3 GHG emissions by category (Category 15) Financed emissions (additional information relating to asset management and commercial banking)	Scope 1 and Scope 2 emissions, Scope 3 Category 15 emissions, and emissions for eight carbon intensive sectors that are also set as climate-related targets
(2) Climate-related transition risks	As assets vulnerable to transition risk, we disclose our credit amounts related to coal-fired power generation.	-
(3) Climate-related physical risks	There are no metrics based on which we can quantitatively disclose the amount of our assets or business activities vulnerable to physical risk.	-
(4) Climate-related opportunities	As information on the amount of assets or business activities aligned with climate-related opportunities, we disclose the amount of sustainable finance we execute and the amount executed in the environment segment within sustainable finance.	Also set as a climate-related target
(5) Capital deployment	We disclose the amount of sustainable finance we execute and the amount executed in the environment segment within sustainable finance.	-
(6) Internal carbon price	There are no material items.	-
(7) Compensation in Japan	For executive compensation, we set improvement in external ratings as a medium- to long-term performance-linked metric for stock-based compensation, and set contribution to solving social issues, as a target in the performance evaluation (qualitative evaluation) for bonuses for the President & CEO and other officers (for details, please see "Governance").	-

2. Industry-based metrics

In view of the relevance to our principal businesses, we regard Commercial Banks, Asset Management & Custody Activities, and Investment Banking & Brokerage as the sectors whose industry-based metrics must be taken into account, and refer to the "Industry-based Guidance" for the respective industries.

However, we do not apply the following metrics as they differ from the metrics we use to explain our "climate-related risks and opportunities that could reasonably be expected to affect our prospects": the applicable metrics for the Commercial Banks topic "Incorporation of Environmental, Social, and Governance Factors in Credit Analysis", the Asset Management & Custody Activities topic "Incorporation of Environmental, Social, and Governance Factors in Investment Management & Advisory", and the Investment Banking & Brokerage topic "Incorporation of Environmental, Social, and Governance Factors in Investment Banking & Brokerage Activities".

i. Greenhouse gas emissions

Disclosure on measurement methods, etc. for greenhouse gas emissions

We measure Scope 1 greenhouse gas emissions and Scope 2 greenhouse gas emissions for the entire MUFG Group in accordance with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (2004) (hereinafter, the "GHG Protocol (2004)") pursuant to the main text of paragraph 49 of Sustainability Disclosure Standard Theme-based Standard No. 2, "Climate-related Disclosure Standard."

We measure Scope 3 greenhouse gas emissions (Category 15) for the entire MUFG Group in accordance with the GHG Protocol (2004) and the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011) (hereinafter, the "Scope 3 Standard (2011)"), and based on the PCAF Standard Part A published in December 2022 (hereinafter, "the PCAF standard"), developed by the Partnership for Carbon Accounting Financials (PCAF).

(Measurement approach for greenhouse gas emissions)

In measuring greenhouse gas emissions based on the GHG Protocol (2004), the Scope 3 Standard (2011) and the PCAF standard, we use operational control as our approach for measurement to fulfill our reporting responsibility for emissions from the facilities we operate and for emissions from lending and investment by entities subject to consolidation.

(Measurement methods for greenhouse gas emissions)

We measure greenhouse gas emissions using the following methods.

(a) Scope 1 greenhouse gas emissions

The factors causing Scope 1 greenhouse gas emissions at MUFG are primarily the use of city gas and heavy oil in offices, the use of gasoline and diesel fuel for company vehicles, and leakage of fluorocarbons associated with the use of air conditioning systems and other equipment.

Because fluorocarbons can be directly measured, we calculate leakage amounts from refrigerant charging and recovery certificates based on Japan's Fluorocarbons Emission Control Act and measure Scope 1 greenhouse gas emissions through the direct measurement method by multiplying those amounts by the GWP (Global Warming Potential) for each refrigerant.

Because city gas, heavy oil, gasoline and diesel fuel cannot be directly measured, we measure Scope 1 greenhouse gas emissions from those fuels through the estimation method under the GHG Protocol (2004), using the amounts used in the current consolidated fiscal year as activity data and multiplying them by emissions factors.

For activity data, we use, as a general rule, the actual values for the first quarter through the third quarter and estimates for the fourth quarter based on the same month of the previous year, taking into account increases and decreases in properties and other factors.

For emissions factors for domestic offices, we apply the emissions factors in the "List of Calculation Methods and Emissions Factors under the Calculation, Reporting and Publication System" published by the Minister of the Environment and the Minister of Economy, Trade and Industry of Japan that are available as of the reporting period end date. For overseas offices, we apply the emissions factors referenced by the GHG Protocol (2004).

(b) Scope 2 greenhouse gas emissions

The factors causing Scope 2 greenhouse gas emissions at MUFG are primarily the use of electricity and thermal energy (steam, hot water, and chilled water). Because electricity and thermal energy cannot be directly measured, we measure Scope 2 greenhouse gas emissions through the estimation method under the GHG Protocol (2004), using the amounts of electricity and thermal energy (steam, hot water, and chilled water) used in the current consolidated fiscal year as activity data and multiplying them by emissions factors.

For both the location-based and market-based methods, we use, as a general rule, actual values for activity data for the first quarter through the third quarter and estimates for the fourth quarter based on the same month of the previous year, taking into account increases and decreases in properties and other factors, and use emissions factors available as of the reporting period end date.

- Location-based method

    For emissions factors for domestic offices, we apply the national average factor in the "Emissions Factors by Electric Utility" published by the Minister of the Environment and the Minister of Economy, Trade and Industry of Japan that is available as of the end date of the reporting period.

    For overseas offices, we apply the emissions factors referenced by the GHG Protocol (2004).

- Market-based method

    For emissions factors for domestic offices, we apply the emissions factors of each utility in the "Emissions Factors by Electric Utility" published by the Minister of the Environment and the Minister of Economy, Trade and Industry of Japan that are available as of the end date of the reporting period.

    For overseas offices, under the GHG Protocol (2004), we apply, in principle, the emissions factor for each electricity contract in the current consolidated fiscal year, and if the emissions factor for each electricity contract cannot be identified, we apply the emissions factors referenced by the GHG Protocol (2004).

(c) Scope 3 greenhouse gas emissions

    For Scope 3 greenhouse gas emissions, we measure Category 15 (financed emissions) among the Scope 3 categories defined in the Scope 3 Standard (2011), taking materiality into account.

    Because Category 15 (financed emissions) cannot be directly measured, we measure greenhouse gas emissions by estimation, primarily using primary data, namely emissions disclosed by investees and borrowers (or estimated values in accordance with the PCAF standard if no disclosure is available).

    We measure Category 15 (financed emissions) based on the assumptions, facts and estimation process described below in the section on measurement uncertainty. Also, to consider and evaluate the appropriateness of the measurement of financed emissions, we carry out procedures to verify the reliability and other aspects of information obtained from data vendors and report the results to the Executive Committee. Financed emissions are estimated information (figures with uncertainty) and may differ after the fact.

    Category 15 (financed emissions) is measured based on the following methods in accordance with the GHG Protocol (2004) and the Scope 3 Standard (2011), and based on the PCAF standard.

A) Target assets	- Loans
	- Project finance
	- Bonds
	- Equity investments
	- Undrawn loan commitments
B) Target year	- Baseline fiscal year: fiscal year ended March 31, 2025
	- Target asset balances: in principle, balances as of March 31, 2025
	- Financial data and greenhouse gas emissions data of investees and borrowers: in principle, data at the time of closing of accounts for the period from April 2024 to March 2025 are used
C) Target sectors (excluding asset management)	<Eighteen sectors recommended for disclosure in the TCFD recommendations> Oil & Gas, Coal, Electric Utilities, Aviation (air freight and passenger air transportation combined), Maritime Transportation, Rail Transportation, Trucking Services, Automobiles & Components, Metals & Mining, Chemicals, Construction Materials, Capital Goods, Real Estate Management & Development, Beverages, Agriculture, Packaged Foods & Meats, and Paper & Forest Products Other (including sectors not included in the above 18 sectors, such as trading companies, durable consumer goods, construction and civil engineering, and sovereign issuers)

D) Calculation method   Measurements are conducted based on the PCAF standard.

Basic calculation formula   The basic calculation formula is as follows.

$$Financed\ Emission = \sum_{n} Attribution\ Factor_n \times Company\ Emission_n$$

Attribution Factor
= Credit exposure to the borrower or project, or investment amount in the investee
÷ Debt plus equity of the investee, borrower, or project
Company Emissions
= GHG emissions disclosed by the investee, borrower, or project; estimated values are used when disclosed values are not available.

If the debt plus equity or disclosed or estimated emissions of each investee, borrower or project cannot be obtained, the formula is as follows.

$$Financed\ Emission = \sum_{n} Outstanding\ amount_n \times GHG\ emissions_n\ /Assets_n$$

Outstanding amount
= Credit exposure to the borrower or project, or investment amount in the investee
GHG emissions/Assets
= Emission factor per asset obtained from the PCAF database

(Measurement Uncertainty)

The most significant uncertainties affecting the figures reported in these sustainability-related financial disclosures are as follows.

- The reported and disclosed emissions data of investees and borrowers include, for Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and Scope 3 greenhouse gas emissions, data whose calculation scope is limited to only some consolidated entities or some categories under the GHG Protocol (2004), and data for which calculation methods are still being enhanced. As a result, as customer companies expand the disclosure of their greenhouse gas emissions and data become more refined, the measurement results for financed emissions may increase.

- In particular, for Scope 3 greenhouse gas emissions, we recognize issues such as differences among companies in disclosed categories, the nature of emissions by multiple companies within the value chain being duplicated, and the absence of data (emissions factors) used for estimating downstream Scope 3 greenhouse gas emissions in the PCAF database.

- Scope 3 greenhouse gas emissions in the capital goods sector consist largely of Scope 3 greenhouse gas emissions of heavy electric machinery manufacturers, and in accordance with disclosures by heavy electric machinery manufacturers, include emissions throughout the lifetime of sold products such as thermal power plants. Because these are not annual emissions, the scale of financed emissions becomes extremely large and varies from year to year depending on the status of orders.

- In estimating greenhouse gas emissions, we use emissions factors based on sources such as IEA World Energy Outlook statistical data and emissions factors per amount of revenue and assets from the PCAF database. These emissions factors may also change in the process of updates due to data refinement and other factors, and in this respect the measurement results may change significantly in the future.

- We may change our measurement methods in the future due to changes or enhancements to the PCAF methodology, clarification of practical standards for measurement and target setting (including various definitions, measurement scope and timing), and other factors. In such cases, we will clarify the changes before disclosing the measurement results.

(Calculation period for greenhouse gas emissions)

We measure greenhouse gas emissions using the current consolidated fiscal year (from April 1, 2025 to March 31, 2026) as the calculation period (for subsidiaries of the Group whose fiscal year ends in December, the calculation period is from January 1, 2025 to December 31, 2025).

For Scope 3 Category 15, in principle, we calculate emissions based on exposure one year before the consolidated fiscal year. We primarily utilize data vendors to obtain information on the greenhouse gas emissions of companies in our value chains, but such information covers calculation periods that differ from MUFG's consolidated fiscal year.

Because this information satisfies all of the requirements set forth in paragraph 64 of Sustainability Disclosure Standard Theme-based Standard No. 2, "Climate-related Disclosure Standard," we use this information in preparing information on greenhouse gas emissions.

Disclosure on greenhouse gas emissions

MUFG's greenhouse gas emissions for the current consolidated fiscal year are as follows.

(Unit: thousand t-CO_2e)

		Current consolidated fiscal year
Scope 1 greenhouse gas emissions		26
Scope 2 greenhouse gas emissions	Location-based	247
	Market-based	101
Scope 3 greenhouse gas emissions		1,357,610

In disclosing the above greenhouse gas emissions, we disclose Scope 1 greenhouse gas emissions and Scope 2 greenhouse gas emissions in CO_2 equivalents for the seven types of greenhouse gases subject to calculation combined. There were no applicable greenhouse gas emissions relating to other investments for Scope 1 greenhouse gas emissions or Scope 2 greenhouse gas emissions.

(Information on the breakdown of Scope 3 greenhouse gas emissions)

(Unit: thousand t-CO_2e)

	Current consolidated fiscal year
Category 15: Investments (financed emissions, asset management)	328,921
Category 15: Investments (financed emissions, commercial banking)	1,028,689
Total (Scope 3 greenhouse gas emissions)	1,357,610

In disclosing Scope 3 Category 15 greenhouse gas emissions, we exclude emissions related to financial facilitation (emissions arising from underwriting of bonds and stocks and syndicated loans).

We also exclude all emissions arising from derivatives related to loans and investments included in financed emissions. The excluded derivatives are derivatives that are treated as derivatives in accordance with accounting principles generally accepted in Japan as described in Item 5 [Accounting Status], and include interest rate-related transactions, currency-related transactions, equity-related transactions, bond-related transactions, commodity-related transactions, and credit derivative transactions.

As a result, Scope 3 Category 15 greenhouse gas emissions consist only of financed emissions, and the total for Category 15 and the subtotal for financed emissions are the same.

[Asset management activities]

We measure financed emissions using the PCAF standard.

The total assets under management in MUFG's Asset Management & Investor Services Business are ¥127.2 trillion (the total assets under management of Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Asset Management, Mitsubishi UFJ Asset Management (UK), Mitsubishi UFJ Alternative Investments, Mitsubishi UFJ Real Estate Asset Management, and First Sentier Group Limited, which are entities engaged in asset management activities and subject to financed emissions calculation[1]).

(Unit: thousand t-CO_2e)

	Current consolidated fiscal year
Financed emissions	
Scope 1 greenhouse gas emissions	56,462
Scope 2 greenhouse gas emissions	5,674
Scope 3 greenhouse gas emissions	266,784
Total	328,921
Total assets under management in Asset Management & Investor Services Business (A)	¥127.2 trillion
Assets under management related to financed emissions (B)	¥90.9 trillion
Ratio of (B) to (A)	71% [2]

Note:

(1) For First Sentier Group Limited, balances as of December 31, 2025 are used. For listed equities and corporate bonds, financial data and greenhouse gas emissions data of investees are obtained from data vendors with December 31, 2025 as the reference date.

(2) ¥36.3 trillion, representing 29% of the total assets under management in MUFG's Asset Management & Investor Services Business, is excluded from the calculation of financed emissions. The excluded assets and their assets under management are shown in the "Excluded assets" table below.

Breakdown by asset class

(Unit: thousand t-CO_2e)

Asset class	Current consolidated fiscal year						
	Financed emissions				Coverage ratio (D)/(C)	Balance of assets under management related to financed emissions (D) Unit: trillion yen	assets under management by asset class (C) Unit: trillion yen
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions			
Listed equities [3]	16,757	5,372	243,269	265,398	99%	62.2	63.0
Corporate bonds [3]	3,396	243	8,225	11,865	77%	4.1	5.3
Sovereign debt [4]	36,308	59	15,288	51,656	100%(5)	24.4(5)	24.4
Total	56,462	5,674	266,784	328,921	98%	90.9	92.9

Notes:

(3) S&P Capital IQ is used for calculations for listed equities and corporate bonds, and the securities covered by this data vendor are included in the calculation.

(4) The PCAF database is used for calculations for sovereign debt, using the latest official UNFCCC data (2021) as the principal data source and using latest OWID estimated data (2023) to supplement other data. Because the latest Scope 1 data for Australia are not available, 2020 data are used as a substitute. In addition, Scope 1 data for Lebanon are supplemented with estimated data from OWID for 2022, while Scope 2 and 3 greenhouse gas emissions are calculated using OECD data. Calculations are not

performed for regions where some data does not exist, such as the Middle East and South America. Financed emissions (Scope1 greenhouse gas emissions) for sovereign debt, including land use, land-use change and forestry (LULUCF) is 34,383 thousand t-CO_2e.

(5) Calculated based on assets under management for which financed emissions (Scope 1 greenhouse gas emissions) could be calculated.

Excluded assets

Asset class	Assets under management	Reason for exclusion
Listed equities	¥0.8 trillion	-Financed emissions could not be calculated due to limitations in data vendor securities coverage.
Corporate bonds	¥1.2 trillion	
Other	¥34.3 trillion	- Commercial real estate, business loans, unlisted equities, project finance, and mortgages: financed emissions could not be calculated because it is difficult to collect and calculate emissions-related data. - Assets whose management is outsourced to external asset managers: externally managed funds over which MUFG has no investment discretion are not included in assets under management related to financed emissions. - Other: funds such as ETFs and FOFs as underlying assets and financial derivatives are not included in assets under management related to financed emissions because it is difficult to obtain emissions-related data.
Total	¥36.3 trillion	

[Commercial banking activities]

MUFG calculates financed emissions based on the PCAF standard.

The total commitments in our commercial banking business are ¥141.6 trillion (drawdown amount: ¥35.7 trillion; undrawn amount: ¥105.9 trillion). Undrawn loan commitments account for 18% of the MUFG Group's gross exposure related to financed emissions.

(Unit: thousand t-CO$_2$e)

	Current consolidated fiscal year
Financed emissions	
Scope 1 greenhouse gas emissions	253,296
Scope 2 greenhouse gas emissions	18,187
Scope 3 greenhouse gas emissions	757,205
Total	1,028,689
Gross exposure related to financed emissions (before deduction of allowance for credit losses) (A)	¥214.4 trillion
Ratio of (A) to total gross exposure (before deduction of allowance for credit losses)	68%*

Note:

*32% of the MUFG Group's total gross exposure (before deduction of allowance for credit losses), consisting of assets of affiliates that do not conduct commercial banking activities, assets for which PCAF methodology has not been developed, and overdraft agreements without commitment and similar items, is excluded from the calculation of financed emissions.

Breakdown by asset class

(Unit: thousand t-CO$_2$e)

	Current consolidated fiscal year				
	Financed emissions				Gross exposure (before deduction of allowance for credit losses) Unit: trillion yen
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions	
Loans	-	-	-	-	121.4
Loans	84,211	11,214	352,345	447,771	111.1
Project finance	27,034	414	15,981	43,430	10.2
Securities	-	-	-	-	86.1
Bonds	89,331	475	48,144	137,950	69.2
Equity investments	1,670	306	5,356	7,333	9.7
Other	-	-	-	-	7.0
Undrawn loan commitments	51,049	5,776	335,378	392,203	105.9
Total	253,296	18,187	757,205	1,028,689	313.5

Breakdown by sector and asset class

When breaking down the absolute amount of financed emissions and gross exposure by sector, we use the sector classifications used in the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (hereinafter, TCFD). In the recommendations, the TCFD describes 18 non-financial sectors that are more likely than other sectors to be financially affected, and we disclose data for those 18 sectors (combining figures for air freight and passenger air transportation) along with other sectors grouped under "Other." (The same breakdown applies to project finance, bonds, equity investments, and undrawn loan commitments.)

(Unit: thousand t-CO_2e)

Loans	Current consolidated fiscal year				
	Financed emissions				Gross exposure (before deduction of allowance for credit losses) Unit: trillion yen
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions	
Oil & Gas	12,759	446	36,248	49,454	2.4
Coal	699	2	86	788	0.0
Electric Utilities	25,375	488	14,079	39,942	3.0
Aviation[1]	1,898	15	655	2,569	0.6
Maritime Transportation	3,223	31	3,208	6,464	0.9
Rail Transportation	156	65	907	1,129	0.9
Trucking Services	105	12	1,366	1,485	0.9
Automobiles & Components	477	1,267	50,511	52,256	5.4
Metals & Mining	8,918	1,794	12,486	23,198	2.3
Chemicals	3,504	1,964	15,685	21,154	3.1
Construction Materials	1,704	255	1,102	3,062	0.3
Capital Goods	439	639	105,735	106,814	3.8
Real Estate Management & Development	143	115	2,218	2,477	8.5
Beverages	100	36	801	938	0.4
Agriculture	702	16	882	1,602	0.1
Packaged Foods & Meats	2,918	309	6,536	9,764	1.6
Paper & Forest Products	880	289	2,677	3,847	0.6
Other	19,814	2,559	97,153	119,527	46.6
Subtotal (1)	**83,821**	**10,312**	**352,345**	**446,479**	**82.0**
Mortgage loans (2)	390	902	-	1,292	14.5
Total subject to calculation (1)+(2)	**84,211**	**11,214**	**352,345**	**447,771**	**96.6**
Outside scope of calculation (3)	-	-	-	-	14.5
Total (1)+(2)+(3)	**84,211**	**11,214**	**352,345**	**447,771**	**111.1**

Note:

(1) Air freight and passenger air transportation combined

(Unit: thousand t-CO₂e)

Project finance	Current consolidated fiscal year				Gross exposure (before deduction of allowance for credit losses) Unit: trillion yen
	Financed emissions				
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions	
Oil & Gas	4,388	99	9,530	14,018	0.9
Coal	-	-	-	-	-
Electric Utilities	16,293	185	2,431	18,910	3.5
Aviation[1]	4,047	6	1,312	5,366	0.6
Maritime Transportation	1,578	0	744	2,323	0.2
Rail Transportation	-	-	-	-	-
Trucking Services	44	4	343	391	0.2
Automobiles & Components	-	-	-	-	-
Metals & Mining	46	3	115	165	0.0
Chemicals	51	12	164	227	0.0
Construction Materials	-	-	-	-	-
Capital Goods	-	-	-	-	-
Real Estate Management & Development	89	54	637	781	2.9
Beverages	-	-	-	-	-
Agriculture	-	-	-	-	-
Packaged Foods & Meats	-	-	-	-	-
Paper & Forest Products	-	-	-	-	-
Other	492	48	702	1,243	1.0
Subtotal (1)	**27,034**	**414**	**15,981**	**43,430**	**9.8**
Outside scope of calculation (2)	-	-	-	-	0.3
Total (1)+(2)	**27,034**	**414**	**15,981**	**43,430**	**10.2**

Note:

(1) Air freight and passenger air transportation combined

(Unit: thousand t-CO_2e)

Bonds	Current consolidated fiscal year				
	Financed emissions				Gross exposure (before deduction of allowance for credit losses) Unit: trillion yen
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions	
Oil & Gas	108	4	422	534	0.0
Coal	-	-	-	-	-
Electric Utilities	2,422	81	1,947	4,451	0.2
Aviation(1)	297	1	159	458	0.3
Maritime Transportation	104	0	38	143	0.0
Rail Transportation	20	2	15	38	0.0
Trucking Services	4	0	26	30	0.0
Automobiles & Components	58	101	9,349	9,508	0.2
Metals & Mining	88	10	117	216	0.0
Chemicals	59	57	428	546	0.0
Construction Materials	16	1	13	31	0.0
Capital Goods	12	7	447	467	0.0
Real Estate Management & Development	2	1	14	19	0.1
Beverages	6	4	101	111	0.0
Agriculture	3	0	11	16	0.0
Packaged Foods & Meats	38	9	173	221	0.0
Paper & Forest Products	19	7	38	65	0.0
Other	86,067	182	34,839	121,089	60.3
Subtotal (1)	**89,331**	**475**	**48,144**	**137,950**	**61.8**
Outside scope of calculation (2)	-	-	-	-	7.4
Total (1)+(2)	**89,331**	**475**	**48,144**	**137,950**	**69.2**

Note:

(1) Air freight and passenger air transportation combined

(Unit: thousand t-CO₂e)

Equity investments	Current consolidated fiscal year				
	Financed emissions				Gross exposure (before deduction of allowance for credit losses) Unit: trillion yen
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions	
Oil & Gas	17	0	176	195	0.0
Coal	0	0	0	0	0.0
Electric Utilities	874	5	192	1,073	0.1
Aviation[1]	2	0	1	3	0.0
Maritime Transportation	27	0	17	45	0.0
Rail Transportation	11	7	34	53	0.2
Trucking Services	5	1	37	45	0.0
Automobiles & Components	7	26	904	938	0.6
Metals & Mining	74	16	155	247	0.0
Chemicals	81	51	306	439	0.2
Construction Materials	96	5	462	564	0.0
Capital Goods	30	23	496	549	0.5
Real Estate Management & Development	0	0	5	6	0.0
Beverages	2	2	17	23	0.0
Agriculture	0	0	1	2	0.0
Packaged Foods & Meats	29	6	129	165	0.0
Paper & Forest Products	6	2	24	33	0.0
Other	401	155	2,388	2,945	6.3
Subtotal (1)	**1,670**	**306**	**5,356**	**7,333**	**8.5**
Outside scope of calculation (2)	-	-	-	-	1.2
Total (1)+(2)	**1,670**	**306**	**5,356**	**7,333**	**9.7**

Note:

(1) Air freight and passenger air transportation combined

(Unit: thousand t-CO$_2$e)

Undrawn loan commitments	Current consolidated fiscal year				Gross exposure (before deduction of allowance for credit losses) Unit: trillion yen
	Financed emissions				
	Scope 1 greenhouse gas emissions	Scope 2 greenhouse gas emissions	Scope 3 greenhouse gas emissions	Total greenhouse gas emissions	
Oil & Gas	12,481	684	45,249	58,415	3.0
Coal	20	1	5	27	0.0
Electric Utilities	12,990	323	9,089	22,403	3.8
Aviation[1]	2,345	7	861	3,214	0.5
Maritime Transportation	1,097	4	962	2,063	0.3
Rail Transportation	316	17	376	710	0.4
Trucking Services	400	8	866	1,275	0.4
Automobiles & Components	320	322	21,973	22,616	2.0
Metals & Mining	10,165	1,792	6,874	18,831	1.8
Chemicals	1,182	524	5,280	6,986	0.8
Construction Materials	1,244	59	816	2,121	0.1
Capital Goods	696	275	164,107	165,080	2.3
Real Estate Management & Development	653	46	443	1,143	1.6
Beverages	82	26	458	567	0.3
Agriculture	554	4	152	712	0.0
Packaged Foods & Meats	921	128	5,377	6,428	0.5
Paper & Forest Products	206	58	582	847	0.1
Other	5,367	1,489	71,899	78,756	21.5
Subtotal (1)	**51,049**	**5,776**	**335,378**	**392,203**	**40.2**
Outside scope of calculation (2)	-	-	-	-	65.6
Total (1)+(2)	**51,049**	**5,776**	**335,378**	**392,203**	**105.9**

Note:

(1) Air freight and passenger air transportation combined

ii. Disclosure on climate-related transition risks

(Metrics related to transition risk)

MUFG discloses credit amounts related to coal-fired power generation as assets vulnerable to climate-related transition risk.

For details of definitions, results and other matters, see "Credit amounts related to coal-fired power generation: project finance" and "Credit amounts related to coal-fired power generation: corporate finance" in "4. Metrics and targets– x. Disclosure on other climate-related targets." Any assessment, management, or disclosure of such risks is subject to compliance with applicable local laws and regulations.

iii. Disclosure on climate-related physical risks

(Metrics related to physical risk)

There are no metrics with which we can quantitatively disclose the amount of assets or business activities vulnerable to physical risk. As described in "2. Strategy– iv. Climate resilience," the results of scenario analysis for climate-related risks (credit risk) are estimates based on various assumptions that involve uncertainty, and we do not anticipate any immediate significant effect on our business activities.

iv. Disclosure on climate-related opportunities

MUFG discloses the amount of sustainable finance executed as information on the amount of assets or business activities aligned with climate-related opportunities because sustainable finance includes climate-related finance.

We have set targets for the cumulative amount of sustainable finance executed overall and for the environment segment within sustainable finance from the fiscal year ended March 31, 2020 to the fiscal year ended March 31, 2031.

The amount of sustainable finance executed in the current consolidated fiscal year and the cumulative amount executed from the fiscal year ended March 31, 2020 to the fiscal year ended   March 31, 2026 are as follows.

Amount of sustainable finance executed in the current consolidated fiscal year and cumulative amount executed

(Unit: trillions of yen)

	Amount executed in fiscal year ended March 31, 2026	Cumulative amount	Target
Sustainable finance	12.9	56.5	100
Of which, environment segment	6.3	24.8	50

Disclosures regarding the sustainable finance targets and metrics are as follows.

Name of metric	Cumulative amount of sustainable finance executed (overall), Cumulative amount of sustainable finance executed (environment segment)
Source of information	MUFG refers to the SASB Standards but does not apply them.
Definition of metric	Based on external standards such as the Green Loan Principles, Green Bond Principles, and Social Bond Principles, we define finance for the following businesses, etc. (including loans, project finance, arrangement of syndicated loans, financial advisory services, and underwriting of and investment in equities and bonds) as within the scope of sustainable finance. Environment segment: Finance for climate change adaptation and mitigation, including renewable energy, and other environment-related businesses, etc. Social segment: Finance for society-related businesses, etc., including basic infrastructure facilities such as public transportation, water facilities, and airports. Other: Finance related to the environmental and social segments other than the above, such as finance recommended for achieving sustainability-related targets that complies with or refers to the Sustainability-Linked Loan Principles, etc. The metric used is not an adjusted metric obtained from a source of information other than the Sustainability Disclosure Standards.
Absolute metric/relative metric/qualitative metric	Absolute metric
Third-party assurance	No third-party assurance
Calculation method and inputs used in calculation (limitations and assumptions)	The amount of sustainable finance executed is calculated by aggregating the reported amounts of products specified in internal procedures and other rules, including the underwriting amounts of project finance loans, amounts of syndicated loan arrangements such as bookrunner transactions (if multiple bookrunners are involved, the amount divided by the number of bookrunners), and the underwriting amounts of bonds, based on deal information obtained from contracts, internal systems, external vendors and other sources. MUFG uses various data sources, including third-party data, to determine classifications such as green finance and to calculate the amounts. Because the quality, consistency, and comparability of these data do not reach the level of reliability of data included in financial statements, we believe that this metric has inherent limitations. In addition, because environmental and social classification standards differ by jurisdiction and there are no globally accepted definitions or frameworks, we may review our classification policy in the future.
If definitions or calculation methods are changed	-
Comparative figures if a metric is newly introduced	-
Target	Cumulative amount of sustainable finance executed from fiscal year ended March 31, 2020 to fiscal year ended March 31, 2031: ¥100 trillion, of which environment segment: ¥50 trillion
Metric used to set target	Cumulative amount of sustainable finance executed (overall) and cumulative amount of sustainable finance executed (environment segment) from fiscal year ended March 31, 2020
Quantitative/qualitative target	Quantitative target
Purpose of target	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by the end of 2050 (including climate-related mitigation and adaptation)
Part of the entity to which the target applies	Entire Group
Period to which the target applies	Fiscal year ended March 31, 2031
Baseline period from which progress is measured	Fiscal year ended March 31, 2020
Milestones and interim targets	-
Absolute target/intensity target	Absolute target
Incorporation of international agreements	-

Approach to target-setting and review	Discussed by the Sustainability Committee
Method for monitoring progress	Reported to the Sustainability Committee
Third-party assurance of methodology	No third-party assurance
Process for confirming need for changes	Discussed by the Sustainability Committee
Metric used to monitor progress	Cumulative amount of sustainable finance executed (overall) and cumulative amount of finance executed (environment segment) from fiscal year ended March 31, 2020
If changed	-
Analysis of the entity's performance, trends in performance, or changes in performance over time	The cumulative executed amounts against the targets of ¥100 trillion in cumulative sustainable finance executed (overall) and ¥50 trillion in cumulative sustainable finance executed (environment segment), both from fiscal year ended March 31, 2020, are ¥56.5 trillion and ¥24.8 trillion respectively. Steady progress has been made in sustainable finance compared with the scenario at the time the target amounts were raised in April 2024, driven by the amount of renewable energy project finance executed and other factors.
Reference to cross-industry metrics	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.

v. Disclosure on capital allocation

For financing or investment allocated to climate-related risks and opportunities, see "Sustainable finance" in "iv. Disclosure on climate-related opportunities."

vi. Disclosure on internal carbon prices

MUFG does not use internal carbon prices for critical decision-making.

vii. Disclosure on compensation in Japan

For details of the compensation system, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report and "(2) Sustainability in general– 1. Governance– i. Governance bodies [Incorporation of performance metrics related to targets into compensation systems]."

Climate-related evaluation items are included in some sustainability-related evaluation items, but cannot be separately identified.

	Current consolidated fiscal year
Ratio of annual base salary, stock-based compensation, and bonuses within executive compensation recognized in the current consolidated fiscal year	The ratio is set appropriately based on the corporate philosophy and objectives, the duties of each executive, etc.
Performance-linked portion of stock-based compensation (performance factor)	Varies within the range of 0% to 150% according to the degree of achievement of performance targets
Portion of performance-linked compensation related to evaluation of achievement of the medium-term business plan and other factors (performance factor)	Evaluation weight: 55%
Sustainability assessment within the performance factor related to evaluation of achievement of the medium-term business plan and other factors	Evaluation weight: 10%
Of the above, reduction of GHG emissions from own operations	Evaluation weight: 2.5%
Of the above, ratings by external sustainability rating agencies	Evaluation weight: 2.5%

viii. Disclosure on other climate-related metrics

For each climate-related risk and opportunity that could reasonably be expected to affect the entity's prospects, the metrics used to measure and monitor the entity's performance related to the identified risks and opportunities are as follows.

For metrics relating to climate-related business, including finance, which is a climate-related opportunity, see "iv. Disclosure on climate-related opportunities."

Risk	Transition risk			Physical risk
	Credit risk	Operational (legal and regulatory, etc.) risk	Franchise risk	Credit risk
Name of metric	Current-period financial effects	Current-period financial effects	Current-period financial effects	Current-period financial effects
Definition	Material current-period financial effects reported in the related financial statements, such as credit costs[1]	Material current-period financial effects reported in the related financial statements, such as losses or decreases in profits arising from fines or litigation[1]	Material current-period financial effects reported in the related financial statements, such as losses or decreases in profits arising from deterioration of franchise value[1]	Material current-period financial effects reported in the related financial statements, such as credit costs[1]
Performance	No material effects were identified in the reporting period.	No material effects were identified in the reporting period.	No material effects were identified in the reporting period.	No material effects were identified in the reporting period.
Absolute metric/relative metric/qualitative metric	Absolute metric	Absolute metric	Absolute metric	Absolute metric
Assurance	No assurance	No assurance	No assurance	No assurance
Calculation method, inputs, etc.	Refer to definition	Refer to definition	Refer to definition	Refer to definition

Note:

(1) This metric was prepared by MUFG and is not an adjusted metric obtained from a source of information other than the Sustainability Disclosure Standards.

ix. Disclosure on greenhouse gas emissions targets

GHG emissions from our own operations

GHG emissions from the financed portfolio

In the tables below, "CNPT Steering Committee" refers to the MUFG Carbon Neutrality Project Team Steering Committee.

Name	GHG emissions from own operations	GHG emissions from the financed portfolio
Metric used to set target	Scopes 1 and 2	Scope 3 (Category 15) financed emissions; however, as of the end date of the current fiscal year, detailed definitions such as the target asset classes have not been established.
Target	Net zero in 2030	Net zero in 2050
Purpose of target	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050
Part of the entity to which the target applies	Entire Group	As of the end date of the current fiscal year, detailed definitions have not been established.
Period to which the target applies	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2051
Baseline period from which progress is measured	-	-
Interim target	Fiscal year ended March 31, 2027: 168 thousand tCO$_2$e	-
Absolute target/intensity target	Absolute target	Absolute target
Incorporation of international agreements	Set in alignment with the Paris Agreement target	Set in alignment with the Paris Agreement target
Approach to target-setting and review	Discussed at the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Method for monitoring progress	Discussed at the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Third-party assurance of methodology	No third-party assurance	No third-party assurance
Process for confirming need for changes	Discussed at the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Metrics used to monitor progress	Scopes 1 and 2	Scope 3 (Category 15) financed emissions
Results	fiscal year ended March 31, 2026: 128 thousand tCO$_2$e	As of the end date of the current fiscal year, detailed definitions have not been established. For financed emissions in fiscal year ended March 31, 2025, please refer to "i. Greenhouse gas emissions."
Trend and analysis over time	In fiscal year ended March 31, 2026, emissions were 128 thousand tCO$_2$e, a decrease compared with the previous year and the baseline year.	Detailed definitions such as the target asset classes have not been established.
Reference to cross-industry metrics	Scopes 1 and 2 are applied.	Scope 3 (financed emissions) is applied.
GHGs (7 types) included in the GHG target	CO$_2$, CH$_4$, N$_2$O, HFCs	All GHGs included in GHG emissions disclosed by investees and borrowers are included.
Scopes (1-3) included in the GHG target	Scopes 1 and 2	Scope 3
Gross target or net target	Scopes 1 and 2: fiscal year ended March 31, 2031 target = net; fiscal year ended March 31, 2027 target = gross	Net target
Use of sectoral decarbonization approach	Not used	Not used
For net targets, carbon credits planned to be used	MUFG will consider the supplementary use of carbon credits only to offset residual emissions that cannot be reduced even after maximum reduction efforts; however, there is no specific plan as of the end date of the current fiscal year.	MUFG will consider the supplementary use of carbon credits only to offset residual emissions that cannot be reduced even after maximum reduction efforts; however, there is no specific plan as of the end date of the current fiscal year.
For net targets, related gross targets	As of the end date of the current fiscal year, no gross target has been established.	As of the end date of the current fiscal year, no gross target has been established.

GHG emissions from the financed portfolio: sector-specific interim targets (power sector, oil & gas sector, steel sector, commercial real estate sector, residential real estate sector, automotive sector, shipping sector, aviation sector, coal sector)

GHG emissions from the financed portfolio: sector-specific interim targets

Name	Power sector	Oil & gas sector	Steel sector
Metric used to set target	GHG emissions in the power sector	GHG emissions in the oil & gas sector	GHG emissions in the steel sector
Definition	Power generation companies (Scope 1 emissions) Corporate loans, project finance, and undrawn loan commitments. Includes emissions from underwriting of bonds, equities, and syndicated loans (facilitated emissions; hereinafter, FaE)	Upstream producers (Scope 1, 2, and 3 emissions) Corporate loans, project finance, and undrawn loan commitments. Includes FaE	Steel manufacturers (Scope 1 and 2 emissions) Corporate loans and undrawn loan commitments
Calculation method and inputs	Calculated based on the PCAF standard. Information obtained from data vendors and corporate disclosures: emissions and power generated; information obtained from IEA: various statistical data, which are used to derive emissions intensity	Calculated based on the PCAF standard. Information obtained from data vendors and corporate disclosures: emissions, oil and gas production volume, and financial information; information obtained from IEA: various statistical data, which are used to derive emissions intensity	Calculated based on the PCAF standard. Information obtained from corporate disclosures: emissions, crude steel production, emissions intensity, and financial information
Target	Fiscal year ended March 31, 2031: 239-270 gCO₂e/kWh	Fiscal year ended March 31, 2031: -15% to -21%	Fiscal year ended March 31, 2031: -22%
Purpose of target	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050
Part of the entity to which the target applies	MUFG Bank, overseas subsidiaries engaged in commercial banking business (excluding Bank of Ayudhya Public Company Limited (hereinafter, Krungsri) and PT Bank Danamon Indonesia, Tbk. (hereinafter, Bank Danamon)), and Mitsubishi UFJ Securities Holdings	MUFG Bank, overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon), and Mitsubishi UFJ Securities Holdings	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)
Period to which the target applies	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2031
Baseline period from which progress is measured	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2020
Milestones and interim targets	-	-	-
Absolute target/intensity target	Intensity target	Absolute target	Absolute target
Incorporation of international agreements	Refers to the IEA SDS scenario and NZE scenario	Refers to the IEA SDS scenario and NZE scenario	Customers' targets aligned with the Paris Agreement
Approach to target-setting and review	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Method for monitoring progress	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Third-party assurance of methodology	No third-party assurance	No third-party assurance	No third-party assurance
Process for confirming need for changes	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Metric used to monitor progress	GHG emissions in the power sector	GHG emissions in the oil & gas sector	GHG emissions in the steel sector
Entity's performance	Fiscal year ended March 31, 2025: 265 gCO₂e/kWh	Fiscal year ended March 31, 2025: -27%	Fiscal year ended March 31, 2025: -31%

Analysis of trends or changes in performance over time	In fiscal year ended March 31, 2025, the metric decreased compared with fiscal year ended March 31, 2020, when measurement began, and compared with the previous fiscal year.	In fiscal year ended March 31, 2025, the metric decreased compared with fiscal year ended March 31, 2020, when measurement began, and compared with the previous fiscal year.	In fiscal year ended March 31, 2025, the metric decreased compared with fiscal year ended March 31, 2020, when measurement began, and compared with the previous fiscal year.
Reference to cross-industry metrics	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.	Scope 3 (financed emissions) is applied.
GHGs (7 types) included in the GHG target	All GHGs included in GHG emissions disclosed by investees and borrowers are included.	All GHGs included in GHG emissions disclosed by investees and borrowers are included.	All GHGs included in GHG emissions disclosed by investees and borrowers are included.
Scopes (1-3) included in the GHG target	Scope 3	Scope 3	Scope 3
Gross target or net target	Gross target	Gross target	Gross target
Use of sectoral decarbonization approach	Not used	Not used	Not used

Name	Commercial real estate sector	Residential real estate sector	Automotive sector
Metric used to set target	GHG emissions intensity in the commercial real estate sector	GHG emissions intensity in the residential real estate sector	GHG emissions in the automotive sector
Definition	Developers, REITs, and SPVs (special purpose vehicles for real estate securitization) (Scope 1, 2, and Scope 3 Category 13 emissions) Corporate loans, non-recourse loans, and undrawn loan commitments	Residential mortgage borrowers (Scope 1 and 2 emissions) Mortgage loans	Automobile manufacturers (Scope 3 Category 11 emissions) (WTW) Corporate loans and undrawn loan commitments
Calculation method and inputs	Calculated based on the PCAF standard. Information obtained from data vendors and corporate disclosures: emissions, total floor area, and emissions intensity Information obtained from the Japanese Ministry of the Environment website: average emissions per condominium household Information obtained from the Real Estate Transaction Promotion Center Foundation and CRREM: average floor area of buildings Information obtained from the Survey Report on Building Energy Consumption: emissions intensity	Calculated based on the PCAF standard. Information obtained from the Japanese Ministry of the Environment website: average emissions per household Information obtained from the Japanese Ministry of Internal Affairs and Communications website: average floor area	Calculated based on the PCAF standard. Information obtained from corporate disclosures: emissions intensity, emissions, number of vehicles sold, and total driving distance per vehicle Information obtained from TPI: estimated emissions intensity IEA: emissions intensity conversion factor (for TTW-WTW conversion)
Target	Fiscal year ended March 31, 2031: 44-47 kgCO$_2$e/m^2	Fiscal year ended March 31, 2031: 23 kgCO$_2$e/m^2	Fiscal year ended March 31, 2031: -23% to -25%
Purpose of target	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050
Part of the entity to which the target applies	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)
Period to which the target applies	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2031
Baseline period from which progress is measured	Fiscal year ended March 31, 2021	Fiscal year ended March 31, 2021	Fiscal year ended March 31, 2022
Milestones and interim targets	-	-	-
Absolute target/intensity target	Intensity target	Intensity target	Intensity target
Incorporation of international agreements	CRREM scenario	CRREM scenario	Japan Automobile Manufacturers Association (JAMA) scenario and IEA NZE scenario
Approach to target-setting and review	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Method for monitoring progress	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Third-party assurance of methodology	No third-party assurance	No third-party assurance	No third-party assurance
Process for confirming need for changes	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Metrics used to monitor progress	GHG emissions intensity in the commercial real estate sector	GHG emissions intensity in the residential real estate sector	GHG emissions in the automotive sector
Entity's performance	Fiscal year ended March 31, 2025: 49 kgCO$_2$e/m^2	Fiscal year ended March 31, 2025: 26 kgCO$_2$e/m^2	Fiscal year ended March 31, 2025: -9%
Analysis of trends or changes in	In fiscal year ended March 31, 2025, the metric decreased compared with fiscal year ended March 31, 2021,	In fiscal year ended March 31, 2025, the metric decreased compared with fiscal year ended March 31, 2021,	In fiscal year ended March 31, 2025, the metric decreased compared with fiscal year ended March 31, 2022,

performance over time	when measurement began, and compared with the previous fiscal year.	when measurement began, and was flat compared with the previous fiscal year.	when measurement began, and compared with the previous fiscal year.
Reference to cross-industry metrics	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.
GHGs (7 types) included in the GHG target	All GHGs included in GHG emissions disclosed by investees and borrowers are included.	CO_2	All GHGs included in GHG emissions disclosed by investees and borrowers are included.
Scopes (1-3) included in the GHG target	Scope 3	Scope 3	Scope 3
Gross target or net target	Gross target	Gross target	Gross target
Use of sectoral decarbonization approach	Not used	Not used	Not used

Name	Shipping sector	Aviation sector	Coal sector
Metric used to set target	Portfolio Climate Alignment (PCA) score	GHG emissions in the aviation sector	Credit balance
Definition	Maritime operators (Scope 1 emissions) Ship finance and undrawn loan commitments	Airline companies (Scope 1 emissions); aircraft leasing companies (Scope 3 Category 13 emissions) (TTW) Corporate loans, aviation finance, and undrawn loan commitments	Coal mining operators whose principal business is thermal coal mining for power generation Corporate loans and undrawn loan commitments
Calculation method and inputs	Calculated based on the Poseidon Principles. Information obtained from each customer: fuel consumption, voyage distance, and vessel information (weight, etc.) Poseidon Principles: lifecycle GHG conversion factors (fuel consumption to GHG emissions) and reference values for GHG emissions efficiency of each vessel There are two reference values in the Poseidon Principles, Minimum and Striving. Both are aligned with net zero in 2050, but the emission reduction benchmarks for 2030 and 2040 differ. Minimum represents a reduction of at least 20% by 2030 and at least 70% by 2040 compared to 2008 levels. Striving represents reduction of 30% by 2030 and 80% by 2040 compared to 2008 levels.	Calculated based on the PCAF standard. Information obtained from corporate disclosures: emissions and transportation data Information obtained from vendor (PACE): emissions intensity by aircraft body type	Credit balance of corporate loans
Target	Fiscal year ended March 31, 2031: PCA score of 0% or below	Fiscal year ended March 31, 2031: 78 gCO$_2$/RPK (revenue passenger kilometers)	Fiscal year ended March 31, 2031: zero (Zero balance in fiscal year ended March 31, 2041 for non-OECD countries), subject to compliance with local laws and regulations
Purpose of target	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050	To help achieve the Paris Agreement 1.5°C target by achieving carbon neutrality by 2050
Part of the entity to which the target applies	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)
Period to which the target applies	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2031	Fiscal year ended March 31, 2031 (Fiscal year ended March 31, 2041 for non-OECD countries)
Baseline period from which progress is measured	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2022	Fiscal year ended March 31, 2023
Milestones and interim targets	-	-	-
Absolute target/intensity target	-	Intensity target	Absolute target, subject to compliance with local laws and regulations
Incorporation of international agreements	Poseidon Principles reference scenario	IEA NZE scenario	-
Approach to target-setting and review	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Method for monitoring progress	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Third-party assurance of methodology	No third-party assurance	No third-party assurance	No third-party assurance

Process for confirming need for changes	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee	Discussed at the Transition Plan Monitoring Meeting and the CNPT Steering Committee
Metric used to monitor progress	Portfolio Climate Alignment (PCA) score	GHG emissions in the aviation sector	Credit balance
Entity's performance	Fiscal year ended March 31, 2025: Striving +16.7%; Minimum +10.1%	Fiscal year ended March 31, 2025: 83 gCO$_2$/RPK	Fiscal year ended March 31, 2025: ¥1.1 billion (¥5.6 billion for non-OECD countries)
Analysis of trends or changes in performance over time	The metric decreased in fiscal year ended March 31, 2025 compared with fiscal year ended March 31, 2023, when measurement began, and compared with the previous fiscal year.	The metric decreased in fiscal year ended March 31, 2025 compared with fiscal year ended March 31, 2022, when measurement began, and was flat compared with the previous fiscal year.	The metric decreased in fiscal year ended March 31, 2025 compared with fiscal year ended March 31, 2023, when measurement began, and compared with the previous fiscal year (flat compared with the previous fiscal year for non-OECD countries).
Reference to cross-industry metrics	MUFG refers to cross-industry metrics and "Industry-based Guidance" but does not apply them.	MUFG refers to cross-industry metrics and "Industry-based Guidance" but does not apply them.	MUFG refers to cross-industry metrics and "Industry-based Guidance" but does not apply them.
GHGs (7 types) included in the GHG target	All GHGs included in GHG emissions disclosed by investees and borrowers are included.	All GHGs included in GHG emissions disclosed by investees and borrowers are included.	-
Scopes (1-3) included in the GHG target	-	Scope 3	-
Gross target or net target	Gross target	Gross target	-
Use of sectoral decarbonization approach	Not used	Not used	-

x. Disclosure on other climate-related targets

Name	Credit amounts related to coal-fired power generation: project finance	Credit amounts related to coal-fired power generation: corporate finance
Metric used to set target	Project finance for coal-fired power plants (loan balance)	Corporate finance for coal-fired power plants (credit balance)
Definitions, calculation methods, and inputs	Loan balance of project finance for coal-fired power generation	Of the credit provided to customers in the power sector, the balance of corporate finance for coal-fired power plants
Target	Zero by fiscal year ended March 31, 2041, subject to applicable local laws and regulations	Zero by fiscal year ended March 31, 2041, subject to compliance with applicable local laws and regulations
Purpose of target	Decarbonization through finance	Decarbonization through finance
Part of the entity to which the target applies	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)	MUFG Bank and overseas subsidiaries engaged in commercial banking business (excluding Krungsri and Bank Danamon)
Period to which the target applies	Fiscal year ended March 31, 2041	Fiscal year ended March 31, 2041
Baseline period from which progress is measured	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Milestones and interim targets	50% reduction by fiscal year ended March 31, 2031 compared with fiscal year ended March 31, 2020, subject to applicable local laws and regulations	-
Absolute target/intensity target	Absolute target, subject to compliance with local laws and regulations	Absolute target, subject to compliance with local laws and regulations
Incorporation of international agreements	-	-
Approach to target-setting and review	Discussed by the Sustainability Committee and other relevant bodies	Discussed by the Sustainability Committee and other relevant bodies
Method for monitoring progress	Reported to the Sustainability Committee and other relevant bodies	Reported to the Sustainability Committee and other relevant bodies
Third-party assurance of methodology	No third-party assurance	No third-party assurance
Process for confirming need for changes	Discussed by the Sustainability Committee and other relevant bodies	Discussed by the Sustainability Committee and other relevant bodies
Metric used to monitor progress	Project finance for coal-fired power plants (loan balance)	Corporate finance for coal-fired power plants (credit balance)
Entity's performance	Fiscal year ended March 31, 2026: US$1,849 million	Fiscal year ended March 31, 2026: Approximately ¥60 billion
Analysis of trends or changes in performance over time	The metric decreased in fiscal year ended March 31, 2026 compared with fiscal year ended March 31, 2020, when measurement began, and compared with the previous fiscal year.	The metric decreased in fiscal year ended March 31, 2026 compared with fiscal year ended March 31, 2021, when measurement began, and compared with the previous fiscal year.
Reference to cross-industry metrics	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.	MUFG refers to cross-industry metrics and industry-based guidance but does not apply them.

(4) Human capital

MUFG has identified opportunities to enhance our corporate value through the enhancement of human capital, aiming to strengthen business competitiveness and foster an agile culture that empowers employees to take on challenges.

1. Governance

For overall governance, see "(2) Sustainability in general– 1. Governance."

i. Governance bodies

The Board of Directors is responsible for overseeing human capital-related risks and opportunities across the entire MUFG Group.

[Description of roles, authority, and responsibilities of oversight bodies and other related policies]

Basic policies and key strategies related to human resources are discussed at the Human Resources Management Meeting and the Sustainability Committee, in which the Group CEO, Group Chief Human Resources Officer (CHRO), and other key management members participate, under the oversight of the Board of Directors. Each MUFG subsidiary considers specific personnel measures and initiatives under the oversight of the director in charge of human resources at each subsidiary based on the basic policies and key strategies determined by MUFG in a manner informed by the distinct needs and laws of different jurisdictions.

The progress on each strategy is reported to, and deliberated and evaluated by, the Human Resources Management Meeting, the Sustainability Committee, and the Executive Committee, and shared with the Board of Directors as appropriate.

[Skills and competencies]

For information on the determination of skills and competencies, see "(2) Sustainability in general– 1. Governance."

[How and how often information is obtained]

Important matters relating to human capital that have been deliberated by the executive side at the Human Resources Management Meeting are submitted or reported to the Board of Directors. In addition, the CHRO provides regular reports to the Board of Directors twice a year on human capital-related targets and their progress.

[How such information is considered]

For initiatives related to human capital, MUFG monitors progress against targets and, taking into account trade-offs such as the effects and costs of implementing the initiatives, we consider new measures and discuss revisions to the content of initiatives or to KPIs if there are issues.

[Setting targets related to risks and opportunities and monitoring progress]

Targets related to human capital are deliberated at the Human Resources Management Meeting, then reported or submitted to the Executive Committee, and then reported to the Board of Directors.

Monitoring of progress on human capital-related targets is conducted by the Management Planning Committee, the Human Resources Management Meeting, and the Sustainability Committee, then reported or submitted to the Executive Committee, and then reported to the Board of Directors.

The Group CHRO provides regular reports to the Board of Directors twice a year regarding the recognition of these risks and opportunities.

[Incorporation of performance metrics related to targets into compensation systems]

For details of the compensation system, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report and "(2) Sustainability in general– 1. Governance."

We use the employee engagement score on the annual employee survey and the ratio of female managers in Japan as internal metrics for evaluating sustainability in our executive compensation system in Japan. We also use improvement in external ratings by five major sustainability rating agencies as one of the evaluation metrics, and those external ratings include human capital-related evaluations.

ii. Role of management

Please refer to "(2) Sustainability in general, 1. Governance."

2. Strategy
i. Identification of human capital-related risks and opportunities

With respect to human capital-related opportunities, we view the four priority issues for our human capital management as opportunities that will lead to the enhancement of our corporate value.

Specifically, we view the four key initiatives, namely (1) employee enablement and progression (= securing the necessary quantity and quality of human resources), (2) improving employee engagement (job satisfaction), (3) building an inclusive culture, and (4) embedding a culture of healthy working (= maintaining and improving employees' physical and mental health), as opportunities for enhancing human capital. Through initiatives we implement to tackle these issues, we will ensure employees' well-being and strengthen the two pillars of MUFG's human capital management, strengthening business competitiveness and creating an agile culture that empowers employees to tackle challenges. If, however, these initiatives are insufficient, we recognize that there is a risk that they will not lead to the enhancement of corporate value sought by MUFG.

We recognize the following opportunities and risks related to the four key initiatives. Taking the necessary measures will enable us to achieve our vision for human capital management and, in turn, enhance our corporate value.

1   Employee enablement and progression (securing the necessary quantity and quality of human resources)

(Opportunities) By closely coordinating between business divisions and human resources divisions, visualizing the requirements and quantity of human resources necessary to execute business strategies in a timely manner, and strengthening the frameworks that enable global recruitment, development, and assignment of human resources, we can accelerate the expansion of professional talent.

(Risks if initiatives are insufficient) Business competitiveness may decline amid rapid changes in the global external environment.

2   Improving employee engagement (job satisfaction)

(Opportunities) Strengthening support for employees' autonomous career development, for instance through revitalizing personnel exchanges between Japan and overseas, the internal job posting system, and establishing specialized talent development programs, along with strengthening employee benefits through wage increases, enhanced benefit services support, and other measures will create an environment in which employees feel career fulfillment and will lead to improved employee engagement.

(Risks if initiatives are insufficient) This may lead to compliance issues, a decline in productivity, and an increase in turnover.

3   Building an inclusive culture

(Opportunities) MUFG is made up of employees with diverse values and backgrounds, and inclusion is one of our strengths. Accepting inclusive professional talent and promoting their playing an active role will boost employees' creativity and strengthen our ability to respond to changes in society.

(Risks if initiatives are insufficient) This may lead to biased decision-making, a decline in the ability to respond to changes in society, a decline in the ability to recruit necessary human resources, and an increase in turnover.

4. Embedding a culture of healthy working

(Opportunities) Supporting the maintenance and improvement of employees' physical and mental health will lead to securing a stable workforce and improving employee productivity.

(Risks if initiatives are insufficient) A decrease in the workforce and a decline in productivity may make it impossible to perform operations stably.

We expect these opportunities to have effects over the short, medium, and long term. There are some initiatives related to opportunities associated with (1) employee enablement and progression and (2) improving employee engagement that may have immediate effects and thus produce effects in the short term. However, as a basic rule, as with the opportunities from (3) building an inclusive culture and (4) embedding a culture of healthy working, we expect the effects of various initiatives to occur over the medium to long term because they take a certain amount of time to materialize.

ii. Effects on business models and value chains

Human capital is one of the important forms of capital that supports the MUFG Group's business model. Moreover, human capital management is a key strategy in two of the three pillars of our current medium-term business plan launched in the fiscal year ended March 31, 2025 (namely, "drive social and environmental progress" and "accelerate transformation and innovation," with the third pillar being "expand and refine growth strategies"), and could potentially affect the Group's current and future business models and value chains as a whole.

iii. Financial effects

(Current and anticipated financial effects)

Human capital provides one of the foundations necessary to realize the medium-term business plan, which represents MUFG's management strategy. Enhancing human capital has wide-ranging impacts on the MUFG Group's businesses and broad spillover effects on the performance of each business group through acquisition of revenue opportunities, cost reductions, and other factors. Because those financial effects cannot be separately identified, we do not disclose quantitative information. We believe that enhancing human capital will allow each employee to thrive and play an active role, which will strengthen our business competitiveness and foster an agile culture that empowers employees to take on challenges, enhancing our corporate value as a result.

There is no material information to be disclosed regarding combined financial effects with other sustainability-related risks or opportunities or other factors.

iv. Effects on strategies and decision-making

Human capital is one of the foundations necessary to achieve management strategies and affects future growth strategies that lead directly to the enhancement of our corporate value. The existence of a framework that enables the timely recruitment, development, and assignment of the human resources needed affects management decision-making from the perspective of the likelihood of securing necessary human capital.

(i) Human resource development

We have formulated MUFG Human Resources Principles as its basic approach to realizing human-capital management based on MUFG Way. Our basic philosophy regarding human resource development is "to provide educational opportunities where each employee can enhance his or her insight and ethical standards as well as his or her knowledge and expertise, and to support the autonomous career development of employees while at the same time developing diverse professional human resources who can embody MUFG Way." In order to provide value that exceeds the expectations of society and customers, we intend to accelerate our effort to further synchronize business strategies with human capital management and promote the enhancement of skills and expertise of each employee.

(ii) Internal environment improvement

In order to realize MUFG Way, we are promoting "human capital-oriented management" as a priority issue in our sustainability management. As one of the largest and most diversified global financial groups, we aim to develop a broad talent pool and provide a work environment in which employees can perform at their best. We also seek to help our employees demonstrate their full potential through implementation of measures designed to promote mental and physical health and inclusion. At the same time, we seek to provide a work environment in which employees worldwide can grow and thrive as professionals. In this way, we endeavor to assist our employees in realizing and sustaining their well-being in the medium- and long-term.

In addition to respecting employees' human rights, the MUFG Group is working to promote employees' physical and mental health and enhance their personal lives by complying with laws and regulations in each country and region where it operates, regularly monitoring and improving working environments and working hours, supporting employees' stable asset formation through programs such as employee savings plans, corporate pension plans, and employee stock ownership plans, and improving their financial wellness.

Human capital-related opportunities and human capital-related risks are opposite sides of the same coin, and because capitalizing on opportunities reduces risks, the two are not in a trade-off relationship.

3. Risk management

For overall risk management, see "(2) Sustainability in general" and "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report.

i. Processes for identifying, etc. and monitoring human capital-related opportunities

Identification and monitoring of human capital-related opportunities are conducted by the Management Planning Committee, the Human Resources Management Meeting, and the Sustainability Committee, then reported or submitted to the Executive Committee, and then reported to the Board of Directors.

ii. Relationship between the above process and the overall risk management process, etc.

We manage human resources risk by defining it as one type of operational risk in our overall risk management framework. Various types of operational risk, including human resources risk, are subject to risk assessment and are reported to and deliberated by the Risk Committee, the Risk Management Committee, and the Executive Committee.

4. Metrics and targets

i. Targets

To enhance the human capital necessary to achieve the medium-term business plan ending in the fiscal year ended March 31, 2027, the MUFG Group discloses targets for human capital KGIs and KPIs and the progress of initiatives. We also flexibly review targets in response to changes in business strategies and other factors.

	Employee enablement and progression		Improving employee engagement
Name	Core DX specialists	IT skill acquisition	Engagement score
Definition	Number of participants in training programs designed to develop future DX leaders[1]	Rate of completion of IT Passport-related e-learning courses and attainment of IT-related qualifications[1]	Score from the MUFG Group employee survey results[1]
Metric	Fiscal year ended March 31, 2026: 1,340 persons	Fiscal year ended March 31, 2026: 89.8%	Fiscal year ended March 31, 2026: 76%
Trend	Increasing trend	Increasing trend	Maintaining level
Absolute metric/relative metric	Absolute metric	Absolute metric	Relative metric
Assurance	No assurance	No assurance	No assurance
Calculation method, inputs, etc.	Number of participants in DX core specialist development training, mid-career hires with similar skills, and persons recognized as having equivalent skills through assessment surveys and mutual confirmation with supervisors	Number of IT Passport qualification holders or persons who have completed an e-learning test as an alternative to the IT Passport divided by the number of full-time regular employees x 100 (Note: excludes certain officers, external secondees, employees assigned overseas, and employees on leave)	Average percentage of favorable responses to the five engagement-related questions.
Target	Fiscal year ended March 31, 2027: 1,200 persons	Fiscal year ended March 31, 2027: 100%	Fiscal year ended March 31, 2027: improvement compared with fiscal year ended March 31, 2024 (73%)
Interim target	-	-	-

Scope of aggregation	Combined figures for three major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities)	Combined figures for three major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities)	Consolidated figures including major overseas subsidiaries

	Building an inclusive culture		
Name	Ratio of female management positions in Japan	Ratio of eligible male employees taking childcare leave in Japan	Ratio of employees with disabilities
Definition	Ratio of the number of female managers to the total number of managers in Japan[2]	Ratio of male employees among those who are eligible who took childcare leave in Japan[1]	Ratio of the number of persons with disabilities to the total number of employees (Act to Facilitate the Employment of Persons with Disabilities)[1]
Metric	Fiscal year ended March 31, 2026: 26.6%	Fiscal year ended March 31, 2026: 90.1%	Fiscal year ended March 31, 2026: 2.65%
Trend	Increasing trend	Maintaining level	Maintaining level
Absolute metric/relative metric	Absolute metric	Absolute metric	Absolute metric
Assurance	No assurance	No assurance	No assurance
Calculation method, inputs, etc.	Number of female employees in line manager (*jicho* or *kacho*) in Japan equivalent positions and above divided by the total number of employees in such positions and above x 100	Number of male employees whose deadline for taking childcare arrived who took childcare leave divided by the total number of male employees whose deadline for taking childcare leave arrived in the current fiscal year x 100	Number of regularly employed workers with disabilities divided by the number of regularly employed workers x 100 (short-time workers and persons with severe disabilities are taken into account in the numerator and denominator in accordance with the standards)
Target	Fiscal year ended March 31, 2027: 27.0%	Fiscal year ended March 31, 2027: 100%	Fiscal year ended March 31, 2027: maintain the statutory employment ratio or higher
Interim target	-	-	-
Scope of aggregation	Combined figures for three major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities)	Combined figures for three major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities)	Combined figures for six major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities, Mitsubishi UFJ NICOS, ACOM, and Mitsubishi UFJ Asset Management)

	Embedding a culture of healthy working	
Name	Absenteeism	Presenteeism
Definition	Metric indicating long-term absence due to physical or mental illness[1]	Metric indicating performance decline due to poor health[1]
Metric	Fiscal year ended March 31, 2026: 1.01%	Fiscal year ended March 31, 2026: 12.3%
Trend	Maintaining level	Maintaining level
Absolute metric/relative metric	Absolute metric	Absolute metric
Assurance	No assurance	No assurance
Calculation method, inputs, etc.	- Days of absence from work (absence and leave) due to illness or injury (physical or mental) divided by the total prescribed working days of directly employed employees x 100.	Calculated based on the score for the relevant question in the MUFG Group employee survey* *Question for calculating presenteeism based on the University of Tokyo's single-item measure
Target	Fiscal year ended March 31, 2027: 1% or less	Fiscal year ended March 31, 2027: 15% or less
Interim target	-	-
Scope of aggregation	Combined figures for three major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley	Combined figures for three major domestic subsidiaries (MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley

Securities)	Securities)

Notes:

(1) This metric was prepared by MUFG and is not an adjusted metric obtained from a source of information other than the Sustainability Disclosure Standards.

(2) In the Employee Inclusion topic in the SASB Standards for Asset Management & Custody Activities and Investment Banking & Brokerage (FN-AC-330a.1 and FN-IB-330a.1), we have adjusted the section on "Percentage of gender and racial/ethnic group representation" to disclose positions at the line manager (*jicho* or *kacho*) equivalent level and above. Same figure as the "percentage of female employees in managerial positions in Japan" under "Information on Employees" in the Securities Report.

(5) Cybersecurity

The risks identified by MUFG are the potential for defects or deficiencies in information and communication systems, causing disruptions such as errors or delays in transaction processing, leakage of information or other incidents that could result in the suspension of operations and the associated burden of compensation for damages and other losses, the possibility that trust in MUFG may be impaired or our franchise value may decline, the possibility of becoming subject to administrative actions by regulators, and the incurrence of additional expenses, etc. to respond to these events.

1. Governance

For overall governance, see "(2) Sustainability in general– 1. Governance."

i. Governance bodies

The Board of Directors is responsible for overseeing cybersecurity-related risks across the entire MUFG Group.

[Description of roles, authority, and responsibilities of oversight bodies and other related policies]

As part of its responsibility for setting key management policies and overseeing management, the Board of Directors determines major cybersecurity risk management policies and oversees the execution of the cybersecurity risk management program across the entire MUFG Group globally.

[Skills and competencies]

For information on the determination of skills and competencies, see "(2) Sustainability in general– 1. Governance."

Initiatives are shared with management at the appropriate times through regular meetings of the Board of Directors and Executive Committee related to cybersecurity, the Cyber Security Meeting and other meeting bodies. In addition, in response to the cybersecurity landscape, such as trends in cyberattack threats and recognized risks, we also implement initiatives to facilitate deeper discussions on cybersecurity with management, using cybersecurity roundtables and other forums.

[How and how often information is obtained]

The first line of defense (the Cyber Security Division) regularly reports and otherwise communicates important cybersecurity-related information to the Board of Directors and the Executive Committee, including through cybersecurity roundtables and other forums.

From the perspective of the second line (the Corporate Risk Management Division) and third line (the Internal Audit Division), the Risk Committee and the Audit Committee have been established under the Board of Directors and assist in the oversight by the Board of Directors. The Risk Committee deliberates on important matters relating to overall risk management, including cybersecurity, matters relating to top risk events, and other important matters requiring deliberation by the Risk Committee, and makes recommendations to the Board of Directors. The Audit Committee receives reports from the Company's executive business units, internal audit divisions, and external auditors on the details of important risks at MUFG, including cybersecurity, and on the development and operation of risk governance and risk management frameworks, and assists in the oversight by the Board of Directors by monitoring and supervising these matters.

Important cybersecurity-related information is reported by the Group CISO not only to the Group CIO but also to the Group CRO, and information is shared appropriately.

[How such information is considered]

The first line of defense (Cyber Security Division) participates in projects from an early stage to conduct regular system risk assessments when external outsourcing or building of systems is involved, and performs evaluations from a security perspective that also includes trade-offs with operational convenience.

Through the sharing of important cybersecurity-related information based on the above results by the first line along with recommendations and assistance provided by the second line (Corporate Risk Management Division) and third line (Internal Audit Division), the Board of Directors can recognize cybersecurity-related risks and exercise timely and appropriate oversight.

[Incorporation of performance metrics related to targets into compensation systems]

For details of the compensation system, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report and "(2) Sustainability in general– 1. Governance."

MUFG uses improvement in external ratings by five major sustainability rating agencies as one of our internal metrics for evaluating sustainability in our executive compensation system in Japan, and those external ratings include cybersecurity-related evaluations.

ii. Role of management

We manage IT risk as part of the broad risk category of operational risk, and include cybersecurity risk within the management scope as part of IT risk. Operational risk is defined as the risk of potential losses resulting from inappropriate or inefficient internal processes, people, and systems, or due to external events.

Cybersecurity risk management is integrated into our comprehensive risk management framework where we have adopted a three lines of defense approach. The first line of defense is the Cyber Security Division, which is the team primarily responsible for identifying and mitigating risks as well as designing and implementing controls to manage cybersecurity risk. The second line of defense is the Corporate Risk Management Division, which reports to the Group Chief Risk Officer (CRO), and is responsible for assessing and monitoring cybersecurity risk as well as testing the effectiveness of cybersecurity risk controls independently from the first line. The third line of defense is the Internal Audit Division, which audits the effectiveness of first-line and second-line cybersecurity risk management.

2. Strategy

i. Identification of cybersecurity-related risks and opportunities

As a globally active financial institution, MUFG is exposed to a variety of cybersecurity risks, including ransomware, phishing, and distributed denial-of-service attacks. These risks are often influenced by trends in criminal activities by attackers, international conflicts, and other threat environments, etc., but they are becoming increasingly complex and sophisticated and more difficult to address. We have a responsibility to protect the assets entrusted to us by our customers from cybersecurity threats and to provide safe and stable financial services. Therefore, we recognize the risks and threats arising from cyberattacks and related incidents as one of our most important risks, formulate cybersecurity-related strategies and policies on a Group-wide and global basis under the oversight of management, and implement unified countermeasures.

We remain constantly vigilant against cybersecurity risks and endeavors to continue considering and implementing responses, but there may be cases in which we cannot prevent or mitigate cybersecurity incidents that may occur in the future. Such incidents could result in defects or deficiencies in information and communication systems, causing disruptions such as errors or delays in transaction processing, leakage of information or other incidents that could result in the suspension of operations and the associated burden of compensation for damages and other losses, impairment of trust in MUFG or decline in our franchise value, the possibility of becoming subject to administrative actions by regulators, and the incurrence of additional expenses, etc. to respond to these events.

These risks may have effects over the short, medium, and long term.

ii. Effects on business models and value chains

We remain constantly vigilant against cybersecurity risks and endeavor to continue considering and implementing responses, but there may be cases in which we cannot prevent or mitigate cybersecurity incidents that may occur in the future. This could have a significant adverse effect on the current and future business models and value chains as a whole.

With the rapid increase in the use of electronic payments over the internet, including online banking, cybercrime targeting such online services has become a social issue, and we have implemented measures such as protecting internet-facing systems.

iii. Financial effects

(Current financial effects)

In the current fiscal year, no material cybersecurity threats were identified that had, or were determined to be reasonably likely to have, a material effect on our business strategy, performance, or financial condition.

(Anticipated financial effects)

We remain constantly vigilant against cybersecurity risks and endeavor to continue considering and implementing responses, but there may be cases in which we cannot prevent or mitigate cybersecurity incidents that may occur in the short, medium, or long term. This could have a significant adverse effect on our business strategy, performance, and financial stability.

We do not disclose quantitative information because in the event that a cybersecurity incident occurs, the level of measurement uncertainty involved when estimating the effects is high and quantitative information would not be useful.

There is no material information to be disclosed regarding combined financial effects with other sustainability-related risks or opportunities or other factors.

iv. Effects on strategies and decision-making

Our cybersecurity risk management program incorporates features based on globally recognized standards such as those issued by the National Institute of Standards and Technology (NIST). Based on such globally recognized standards, the Cyber Security Division, which is supervised by the Group Chief Information Security Officer (CISO), establishes policies and standards to protect our information systems and conducts cybersecurity risk assessments. Among its other responsibilities, the Cyber Security Division also focuses on threat intelligence, including centralized information collection and impact analysis on newly discovered vulnerabilities and past experience, and prevention and remediation of such impacts. The Cyber Security Division also conducts routine monitoring of the Group's internet-facing systems to identify security updates and configuration deficiencies and prevent related issues. In an effort to enhance our round-the-clock monitoring and incident response capabilities, we have established the MUFG Cyber Security Fusion Center (MUFG CSFC), which specializes in cybersecurity threat analysis and information security solutions. At the subsidiary level, Computer Security Incident Response Teams (CSIRTs) have been established at each company to receive, investigate, and implement measures in response to reports of cybersecurity incidents from within such subsidiaries in coordination with the MUFG Computer Security Incident Response Team (MUFG-CERT).

In this manner, we carry out a wide range of measures, from governance, intelligence, and risk management to engineering, monitoring of operations, and incident response, and manage and operate all of these functions through our own teams.

In addition, to implement each of these measures, we systematically clarify the required personnel and skill sets, and endeavor to enhance members' expertise through talent development programs that combine internal and external training and practical exercises while taking into account each individual's skill level, assigned duties, and next steps for advancement. We also seek professional growth by boldly taking on the challenge of improving security measures in order to flexibly adapt to new technologies, changes in the usage environment and changes in cyberattacks. We implement educational programs not only for employees involved in cybersecurity but also for group employees involved in service planning and promotion, including temporary and part-time employees, to learn the necessary actions to take in response to the threat of cyberattacks. We also provide e-learning and phishing email training for major group companies, issue newsletters to raise awareness of cyberattacks and countermeasures, and hold seminars broadly for group companies.

We will continue the above initiatives and make timely and appropriate improvements.

As we actively use new technologies such as cloud services, AI, robotics, and open APIs in our business, the Cyber Security Division participates in projects using new technologies from the early planning and design stages and works to achieve both safety/security and transformation by establishing multilayered security measures, including establishing procedures for safely using new technologies, conducting risk assessments, and monitoring configuration details during implementation.

We have identified cybersecurity-related risks as risks that could reasonably be expected to affect our prospects. There are no material trade-offs between cybersecurity-related risks and opportunities.

v. Resilience

Amidst increasingly sophisticated cyberattacks such as ransomware, phishing, and distributed denial-of-service attacks, we believe that it is important not only to strengthen external defenses but also to take measures based on the assumption of internal intrusion, and are pursuing enhanced resilience. Specifically, the MUFG Group has developed system contingency plans, focusing on systems that would have particularly significant effects if compromised, such as systems that impact customers or contain important data, and is establishing a framework that enables rapid system recovery in the event of an emergency. We also review risk scenarios annually and have established operations to develop system contingency plans in line with the latest risk scenarios.

We report on these initiatives to the Board of Directors and the Executive Committee and are taking steps to ensure that necessary resources can be appropriately secured.

Through these initiatives, we comprehensively address uncertainties arising from cybersecurity-related risks and assess that we have the capacity to adjust our strategy and business model over the "short term", "medium term", and "long term".

3. Risk management

For overall risk management, see "(2) Sustainability in general" and "Item 4. Information on the Company – 4. Corporate Governance, etc." in the Securities Report.

i. Processes and related policies for identifying, etc. and monitoring cybersecurity-related risks

For details of risk management, see "(2) Sustainability in general" and "Item 4. Information on the Company – 4. Corporate Governance, etc." in the Securities Report.

MUFG develops policies and standards to protect information systems and conducts cybersecurity risk assessments.

The second line of defense is the Corporate Risk Management Division, which reports to the Group Chief Risk Officer (CRO), and is responsible for assessing and monitoring cybersecurity risk and testing the effectiveness of cybersecurity risk controls independently from the first line of defense.

ii. Relationship between the above process and the overall risk management process, etc.

Cybersecurity-related risks are managed within the overall risk management process described in "(2) Sustainability in general."

4. Metrics and targets

i. Metrics

In the current fiscal year, no cybersecurity incidents, etc. were identified that had, or were determined to be reasonably likely to have, a material effect on the MUFG Group's business strategy, performance, or financial condition.

Name of metric	Existence of significant incidents
Definition	Existence of cybersecurity incidents, etc. that had, or were determined to be reasonably likely to have, a material effect on MUFG's business strategy, performance, or financial condition[1]
Performance	In the current fiscal year, no cybersecurity incidents, etc. were identified that had, or were determined to be reasonably likely to have, a material effect on MUFG's business strategy, performance, or financial condition.
Absolute metric/relative metric/qualitative metric	Qualitative metric
Assurance	No assurance
Calculation method, inputs, etc.	Refer to the definition

Note:(1) This metric was prepared by MUFG and is not an adjusted metric obtained from a source of information other than the Sustainability Disclosure Standards.

(6) Business ethics (compliance)

We have identified the risk that allegations may be made of the existence of unfair or inappropriate transactions or other conduct along with the accompanying risk of sanctions or other actions being taken in connection with such matters.

1. Governance

For overall governance, see "(2) Sustainability in general– 1. Governance."

i. Governance bodies

The Board of Directors is responsible for overseeing business ethics (compliance)-related risks across the entire MUFG Group.

[Description of roles, authority, and responsibilities of oversight bodies and other related policies]

To remain an entity trusted by customers and society, we have established a Code of Conduct under the MUFG Way, the basic stance and guidelines for how we conduct our business activities, as standards for how MUFG Group members should make decisions and act in our day-to-day business activities. The Code of Conduct states that MUFG will comply with all laws and rules that may apply in Japan and overseas, conduct fair and transparent corporate activities with honesty and integrity, and protect and strengthen the trust and confidence we have earned from society.

At MUFG, the Board of Directors deliberates on and revises the Code of Conduct.

The principal subsidiaries directly invested in by MUFG have established or adopted the MUFG Way, the MUFG Code of Conduct, or equivalents thereto.

[Skills and competencies]

For information on the determination of skills and competencies, see "(2) Sustainability in general– 1. Governance."

To ensure that each employee practices proper conduct in accordance with the Code of Conduct, we conduct training for all employees every year on an integrated, Group-wide basis, and have also established a training framework tailored to the levels and careers of employees, thereby endeavoring to acquire compliance knowledge and implement the Code of Conduct. We focus on fostering a compliance culture by conducting training for newly appointed executive officers of major group companies and, at MUFG Bank, training related to the Code of Conduct for the Bank President & CEO and other executive officers.

[How and how often information is obtained]

In relation to business ethics (compliance) risks, important compliance-related matters, including the status of compliance promotion and compliance with laws and regulations, are deliberated by the Group Compliance Committee, a subcommittee under the Executive Committee.

The Group CCO reports, in principle twice a year, to the Board of Directors on the status of initiatives related to overall compliance and other matters.

[How such information is considered]

We verify the status of penetration of the Code of Conduct through the annual MUFG Group employee survey and review the content of the Code of Conduct every year based on the survey results along with changes in the internal and external environment. To make the Code of Conduct personal to each employee, we also implement workplace communication initiatives, training, and other measures. The effects of these activities are confirmed through the results of the MUFG Group employee survey and other sources and are reported to the Board of Directors.

[Incorporation of performance metrics related to targets into compensation systems]

For details of the compensation system, see "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report and "(2) Sustainability in general– 1. Governance."

We use improvement in external ratings by five major sustainability rating agencies as one of our internal metrics for evaluating sustainability in our executive compensation system, and those external ratings include business ethics (compliance)-related evaluations.

ii. Role of management

We promote widespread awareness of norms for appropriate conduct among employees through messages from executives, annual Code of Conduct training for all Group employees (including contract staff and temporary staff) and having employees submit written acknowledgement, and promote compliance with the Code of Conduct and other compliance-related policies through the formulation and implementation of compliance programs and regular follow-up on progress and achievement. In addition, we conduct the MUFG Group employee survey every year for purposes such as understanding to what extent awareness of compliance, including with the Code of Conduct, has become established in the corporate culture, and the effectiveness of compliance measures. After aggregating and analyzing the results, management receives reports, and we conduct periodic (annual) reviews of the Code of Conduct and formulate various compliance measures, taking social conditions and the survey results into account.

2. Strategy

i. Identification of business ethics (compliance)-related risks and opportunities

We must comply with laws, regulations, policies, and self-regulatory rules in Japan and all markets where we operates. It is subject to inspections, investigations, and other actions by regulators in these jurisdictions. Maintaining the trust of customers and markets is critical, and strong business ethics (compliance) are essential to our continued development. Failure to uphold these standards, including compliance with anti-money laundering, economic sanctions, anti-bribery and anti-corruption, and other financial crime laws, or any conduct seen as inconsistent with social norms and market practices, or as lacking customer focus, could harm trust in MUFG. This may result in fines, penalties, disciplinary measures, ratings downgrades, business improvement or suspension orders, or the loss of licenses and approvals, adversely affecting our business performance and financial condition. It may also limit our ability to obtain regulatory approvals for future strategic initiatives.

These risks may impact MUFG over the "short term", "medium term", and "long term".

ii. Effects on business models and value chains

The above risks may occur in all of the MUFG Group's business models and value chains, and in the event that a risk event occurs, it could affect the Group's current and future business models and value chains as a whole.

iii. Financial effects

(Current financial effects)

In the current fiscal year, no material business ethics (compliance)-related risk events were identified that had, or were determined to be reasonably likely to have, a material effect on MUFG's business strategy, performance, financial condition, or cash flows.

(Anticipated financial effects)

We do not disclose quantitative information regarding the effects that business ethics (compliance)-related risks are expected to have on the entity's financial position, financial performance, and cash flows over the short, medium, and long term because the level of measurement uncertainty involved when estimating the effects is high and quantitative information would not be useful.

If a risk event occurs in the future and the MUFG Group loses the trust of customers or markets, or fines or other sanctions are imposed on the Group, our profits may decrease. In addition, the accompanying decline in franchise value or revocation of licenses and approvals is expected to result in a decline in our ordinary income.

There is no material information to be disclosed regarding combined financial effects with other sustainability-related risks or opportunities or other factors.

iv. Effects on strategy and decision-making

Basic policy

We have established the MUFG Way, which encompasses our purpose, "Committed to empowering a brighter future."

The MUFG Way describes our basic stance when conducting business activities and provides guidelines for all group activities. Based on the MUFG Way, we position the appropriate establishment and operation of a corporate governance framework as one of our most important management issues.

Specifically, we have resolved on a system to ensure the propriety of our business operations (internal control system). Based on this system, MUFG and the principal subsidiaries we have directly invested in have established or adopted a Code of Conduct or equivalents thereto, and MUFG and its principal subsidiaries conduct fair and transparent corporate activities based on the Code of Conduct with honesty and integrity, and protect and strengthen the trust and confidence we have earned from society.

We have identified business ethics (compliance)-related risks as risks that could reasonably be expected to affect our prospects. There are no material trade-offs between business ethics (compliance)-related risks and opportunities.

v. Resilience

MUFG and its major subsidiaries, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings (hereinafter, "the three companies"), have established divisions responsible for compliance. The compliance divisions of each company work to promote compliance through the annual formulation of compliance programs, training, and other measures, and report on the status of compliance with laws and regulations to the Executive Committee and Board of Directors of each company.

In addition, with MUFG having established the Group Compliance Committee and the three companies having established Compliance Committees under their respective Executive Committees, we have built a framework for periodical deliberation on important compliance-related matters, including the status of promoting compliance through compliance programs and training and the status of compliance with laws and regulations. MUFG has established the Group CCO Meeting, whose members include the Group CCO and the CCOs of the three companies, to deliberate on important compliance-related matters and matters for which the Group should have a common understanding regarding compliance.

The Group CCO reports, in principle twice a year, to the Board of Directors on the status of these initiatives and other matters.

Through these initiatives, we comprehensively address uncertainties arising from business ethics (compliance)-related risks and assess that we have the capacity to adjust our strategy and business model over the "short term," "medium term ", and "long term".

3. Risk management

For overall risk management, see "(2) Sustainability in general" and "Item 4. Information on the Company– 4. Corporate Governance, etc." in the Securities Report.

i. Processes and related policies for identifying, etc. and monitoring business ethics (compliance)-related risks

For details of risk management, see "(2) Sustainability in general" and "Item 4. Information on the Company – 4. Corporate Governance, etc." in the Securities Report.

Business ethics (compliance)-related risks materialize as the possibility that, if MUFG is unable to comply with applicable laws and regulations, including those related to money laundering, economic sanctions, anti-bribery and anti-corruption, financial crimes and other unfair or inappropriate transactions, or if we are regarded as acting contrary to social norms, market practices or business customs, or as lacking a customer perspective, it could have a significant effect on trust from customers and markets, and the MUFG Group may be subject to fines, monetary penalties, disciplinary actions, ratings downgrades, business improvement orders, business suspension orders, or revocation of licenses and approvals, which could adversely affect our business performance and financial condition.

ii. Relationship between the above process and the overall risk management process, etc.

Business ethics (compliance)-related risks are managed within the company-wide risk management process described in "(2) Sustainability in general."

4. Metrics and targets

i. Metrics

Status in fiscal year ended March 31, 2026 at MUFG and the principal subsidiaries directly invested in by MUFG

Name of metric	Code of Conduct training completion rate	Number of whistleblowing reports
Definition	Code of Conduct training completion rate at MUFG and the principal subsidiaries directly invested in by MUFG[1]	Total number of whistleblowing reports at MUFG and major group companies[1]
Performance	Fiscal year ended March 31, 2026: 100%	Fiscal year ended March 31, 2026: 595
Absolute metric/relative metric	Absolute metric	Absolute metric
Assurance	No assurance	No assurance
Calculation method, inputs, etc.	Calculated as the completion rate among eligible participants subject to aggregation at MUFG and the principal subsidiaries directly invested in by MUFG	Aggregate number of whistleblowing reports received through contact points at MUFG and major group companies

Note:(1) This metric was prepared by MUFG and is not an adjusted metric obtained from a source of information other than the Sustainability Disclosure Standards.